EXHIBIT 2.1
EXECUTION COPY

STOCK PURCHASE AGREEMENT
by and among
BROADVIEW NETWORKS HOLDINGS, INC.,
ATX COMMUNICATIONS, INC.,
THE STOCKHOLDERS OF ATX COMMUNICATIONS, INC.
and
for the limited purposes set forth herein
LEUCADIA NATIONAL CORPORATION
Dated as of June 26, 2006

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INDEX TO SCHEDULES

1	List of Sellers
1.1(a)	Certified Company Indebtedness Amount
1.1(b)	Financing Letter
1.1(c)	Sellers’ Persons with Knowledge
1.1(d)	Material Subsidiaries
1.1(e)	Non-Electing Subsidiary
1.1(f)	Permitted Liens
1.1(g)	Restructuring Transactions
2.1(c)	Net Working Capital and Unrestricted Cash Computation
2.2(a)(v)	Jurisdictions for Good Standing Certificates
2.2(a)(viii)	Legal Opinion
5.5	Seller Consents
6.3	Governmental Licenses; Governmental Authorities; Consents
6.4	Capitalization of the Company
6.5(a)	Subsidiaries
6.5(b)	Subsidiaries Being Liquidated
6.6	Financial Statements
6.7	Certain Changes or Events
6.8	Tax Matters
6.9(a)	Undisclosed Liabilities
6.9(b)	Indebtedness
6.9(c)	Contracts With Restrictions on Indebtedness or Liens
6.9(e)	Leucadia Letters of Credit
6.9(f)	Company Reorganization Accrual as of December 31, 2005
6.10(b)(i)	Leases
6.10(b)(ii)	Co-locations
6.11	Assets of the Company and its Subsidiaries
6.12(a)	Company Intellectual Property
6.12(b)	Intellectual Property Licenses and Agreements
6.13	Compliance with Law
6.14	Litigation
6.15	Contracts
6.15(c)	Budget
6.16(a)	Company Plans
6.16(f)	Compliance with applicable employment related law
6.16(g)	Plans providing post-employment life or health insurance
6.16(h)	Accelerated Funding, Vesting or Payment
6.16(j)	Labor and Employment
6.16(k)	Base Salary and Bonus Opportunity
6.16(l)	Patent Rights, Confidentiality and Post Employment Restraints
6.17	Transactions with Affiliates
6.18	Environmental matters
6.19	Insurance
6.21	Asset Sales
7.4	Buyer Consents
8.1(a)	Sellers’ Conduct before Closing
8.1(b)(iii)	Leucadia Reports

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8.9(i)	Excluded Sellers
8.9(ii)	Other Excluded Sellers
8.9(a)	Nonsolicit Employees
13.3(g)	Company Consents

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EXHIBITS
Exhibit A — Escrow Agreement

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STOCK PURCHASE AGREEMENT
          STOCK PURCHASE AGREEMENT, dated as of June 26, 2006 (the “Agreement”), by and among ATX Communications, Inc., a Delaware corporation (the “Company”), LUK-CLEC LLC (“LUK LLC”), a Delaware limited liability company, and the other stockholders of the Company listed on Schedule 1 hereto (collectively, the “Sellers”), and Broadview Networks Holdings, Inc. (the “Buyer”), a Delaware corporation, and solely for the purposes of Sections 8.4, 8.9. 9.7. 9.9, 10.1, 10.6 and 15.15, Leucadia National Corporation, a New York corporation (“Leucadia”).
RECITALS:
          WHEREAS, the Sellers collectively own, beneficially and of record, all of the outstanding shares of capital stock of the Company (the “Shares”), in the respective amounts set forth on Schedule 1 hereto;
          WHEREAS, the Buyer desires to purchase the Shares from the Sellers, and the Sellers desire to sell the Shares to the Buyer, in each case upon the terms and subject to the conditions set forth in this Agreement; and
          WHEREAS, at the Closing, the Sellers and the Buyer shall enter into the Escrow Agreement (as hereinafter defined) pursuant to which, among other things, the Buyer shall deposit the Additional Escrow Amount (as hereinafter defined) into the Escrow Account (as hereinafter defined).
          NOW, THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements hereinafter contained, the parties hereby agree as follows:
SECTION 1. DEFINITIONS.
          As used in this Agreement, the following terms shall have the following meanings:
          “2005 Balance Sheet” shall mean the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2005;
          “2005 Financial Statements” shall mean the 2005 Balance Sheet together with the related audited consolidated statement of operations and cash flows of the Company and its Subsidiaries for the period from the Plan Effectiveness Date through December 31, 2005;
          “Additional Chapter 11 Claims Escrow Amount” shall mean an amount equal to (i) the unpaid amount, as set forth in the Estimated Closing Balance Sheet, of the accrued Reorganization Costs minus (ii) the actual amount, as set forth in the Estimated Closing Balance Sheet, of the Restricted Cash Balance.
          “Additional Escrow Amount” shall mean an amount equal to (i) the Additional General Claim Escrow Amount plus (ii) the Additional Chapter 11 Claims Escrow Amount;

          “Additional General Claim Escrow Amount” shall mean $1,000,000;
          “Affiliates” shall mean, with respect to a Person, any Person directly or indirectly controlling, controlled by or under common control with the Person specified;
          “Affiliated Group” shall mean any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law;
          “Agreement” — See the Preamble hereto;
          “Assets” means (a) any and all properties, assets and rights of any kind, nature and description, whether real, personal or mixed, tangible or intangible, and (b) any and all right, title and interest in and to any of the foregoing;
          “Balance Sheet Closing Date” shall mean the last Business Day of the calendar month that immediately precedes the calendar month in which the Closing occurs;
          “Business Day” shall mean a day, other than a Saturday, Sunday or other day on which banks in the State of New York are required or authorized to close;
          “Buyer” — See the Preamble hereto;
          “Buyer Letter of Credit” — See Section 9.7(b);
          “Buyer Representatives” — See Section 8.3;
          “Buyer Tax Indemnitees” — See Section 10.3;
          “Buyer’s Perpetual Representations” — See Section 12.1(b);
          “Buyer’s Representations” — See Section 12.1(b);
          “Cap” — See Section 12.2(a);
          “Certified Company Indebtedness Amount” shall mean (i) the Indebtedness set forth on Schedule 1.1 (a) (including any accrued interest thereon) plus (ii) the amount of any other Indebtedness described in clause (a) of the definition of “Indebtedness” owing by the Company or any of its Subsidiaries to any Person (other than the Company or any of its Subsidiaries) as of the open of business on the Closing Date;
          “Chapter 11 Claims” shall mean all liabilities, whether incurred, fixed or liquidated prior to or following the Closing Date, known or unknown, liquidated or otherwise, or whether pre-petition, priority or administrative in nature, which liabilities are or were administered under the Company’s plan of reorganization under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) and were not otherwise discharged pursuant to the Company’s consummated plan of reorganization under Chapter 11, and shall include any and all costs (including reasonable attorneys fees) incurred by the Buyer in connection therewith as a result of the Buyer’s acquisition of the capital stock of the Company under this Agreement, provided that Chapter 11 Claims shall not include any liabilities under the Verizon Settlement Agreement;
          “Chapter 11 Reserve” — See Section 9.8;
          “Closing” — See Section 4;
          “Closing Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Balance Sheet Closing Date, prepared in accordance with GAAP, applied on a basis consistent with and following the accounting principles, procedures, policies and methods employed in preparing the 2005 Balance Sheet; provided that the Closing Balance Sheet will reflect the pro forma effect of any of the actions listed in clauses (i) through (vii) of Section 8.1(c) taken by the Company or any of its Subsidiaries after the Balance Sheet Closing Date through and including the second business day following the Closing Notice Delivery Date; provided, further, that any Transaction Expenses owing on the Closing Date by the Company or any of its Subsidiaries and any fees and expense owing by the Company to its auditors with respect to the audits contemplated by Section 8.12(a) or the audit of the 2005 Financial Statements shall be accrued as a current liability on the Closing Balance Sheet (except as set forth in Section 8.12(b));
          “Closing Balance Sheet Report” — See Section 3.1 (a);
          “Closing Date” — See Section 4;
          “Closing Notice” — See Section 4;
          “Closing Notice Delivery Date” shall mean the date on which the Closing Notice is delivered in accordance with Section 4.
          “Code” shall mean the Internal Revenue Code of 1986, as amended;
          “Communications Assistance for Law Enforcement Act” shall mean the Communications Assistance for Law Enforcement Act of 1994;
          “Communications Laws” — See Section 6.3(b);
          “Company” — See the Preamble hereto;
          “Company Asset Sales” shall mean (i) the sale of assets of the Company pursuant to the Asset Purchase Agreement dated August 1, 2005 by and among ATX Communications, Inc., CoreComm Illinois, Inc., CoreComm Indiana, Inc., CoreComm Michigan, Inc., CoreComm Newco, Inc. and CoreComm Wisconsin, Inc. as sellers, and First Communications, LLC as buyer; and (ii) the sale of assets of the Company pursuant to the Asset Purchase Agreement dated November 29, 2005 by and among ATX Communications, Inc., CoreComm Communications, Inc., CoreComm — Voyager, Inc., Voyager Information Networks, Inc., Voyager Data Services, Inc., and CoreComm Newco, Inc. as sellers, and CoreComm Internet Services, Inc. as buyer;
          “Company Governmental Approval” — See Section 6.3(d);

          “Company Indebtedness Amount Certificate” shall mean a certificate, dated as of the Closing Date, duly executed by an executive officer of the Company, satisfactory in form to the Buyer, setting forth the Certified Company Indebtedness Amount;
          “Company Plans” — See Section 6.16(a);
          “Company Regulatory Licenses” — See Section 6.3(a);
          “Company State Regulators” — See Section 6.3(a);
          “Company’s Business” shall mean the business, as a switch-based competitive local exchange carrier which does not own its own network, of providing local and long distance telephone, Internet, high-speed data and related communications services for business and residential customers, as well as related information technology services, including but not limited to managed hosting and backup, managed firewall, spam blocking, security, information retrieval and other related services;
          “Consents” shall mean any consent, approval, license, permit, waiver or authorization of any Person;
          “Contract” — See Section 6.15;
          “CoreComm LLC” — See Section 10.7;
          “Co-location” — See Section 6.10(b)(ii);
          “Damages” shall mean any losses, amounts paid in settlement, claims, damages, liabilities, obligations, judgments, settlements and reasonable out-of-pocket costs (including, without limitation, costs of investigation or enforcement), expenses and attorneys’ fees, (including, without limitation, to the extent actually assessed, punitive damages, which are paid by the indemnified party as a result of a third party action) in each case actually paid, net of any insurance proceeds actually received;
          “Deductible” — See Section 12.2(a);
          “Environmental Claim” shall mean any claim, action, demand, order, or notice by or on behalf of any Governmental Entity or Person alleging liability arising out of, based on or resulting from: (a) the violation of any Environmental Law or (b) the presence, release or threatened release into the environment of Hazardous Materials;
          “Environmental Laws” shall mean all applicable Federal, state, and local laws permits, rules, licenses, codes, orders, decrees, judgments and regulations relating to the protection of the environment and natural resources, to human health and safety as it relates to environmental protection, or to releases or threatened releases of Hazardous Materials into the environment;
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

          “ERISA Affiliate” shall mean any entity which, together with any of the Company or its Subsidiaries, is treated as a single employer under Section 4001(b)(l) of ERISA or Section 414(b), (c), (m) or (o) of the Code;
          “Escrow Agent” shall mean JPMorgan Chase Bank, N.A.;
          “Escrow Agreement” shall mean the escrow agreement substantially in the form of Exhibit A hereto, by and among the Buyer, the Sellers’ Representative and the Escrow Agent;
          “Estimated Closing Balance Sheet” — See Section 2.1(c);
          “Estimated NWC” — See Section 2.1(c);
          “Estimated Unrestricted Cash” — See Section 2.1(c);
          “FCC” shall mean the U.S. Federal Communications Commission;
          “Financing Letter” shall mean the executed commitment letter from Jefferies Finance LLC to provide debt financing in an aggregate amount of $210,000,000 to fund, among other things, the Purchase Price, a complete copy of which is attached in Schedule 1.1(b);
          “Force Majeure Event” shall mean any of the following: act of God, war, strike, fire, flood, governmental restriction, acts of terrorism or material disruption in the U.S. public equity and/or debt markets;
          “GAAP” shall mean U.S. generally accepted accounting principles consistently applied;
          “Governmental Entity” shall mean any federal, state, local, municipal, county, foreign or other governmental, regulatory or other public body, agency, court, tribunal, commission or authority (including self-regulatory organizations), domestic or foreign;
          “Hazardous Materials” shall mean any substance that: (a) is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas, mold, fungi, bacteria or related materials, (b) requires investigation, removal or remediation under any Environmental Law, or is defined, listed or identified as a “hazardous waste” or “hazardous substance” or any similar term thereunder, or (c) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated as such by any Governmental Entity with jurisdiction over the environment and the Company or Environmental Law;
          “Historical Financial Statements” shall mean the audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2004 and December 31, 2003, and the related audited consolidated statements of operations and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2004 and December 31, 2003;
          “Indebtedness” shall mean, with respect to any specified Person and without duplication, any liability (contingent or otherwise, but excluding any Intercompany Liabilities)

relating to: (a) indebtedness, including interest and any prepayment penalties, expenses, or fees thereon created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person); (b) reimbursement obligations and obligations with respect to letters of credit, bankers’ acceptances, bank guarantees, surety bonds and performance bonds, whether or not matured, in each case in an amount in excess of $20,000, (c) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than indemnification obligations, trade accounts payable arising, and accrued expenses incurred, in the ordinary course of its business and consistent with such Person’s customary trade practices; (d) obligations with respect to interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate insurance agreements, foreign exchange contracts, currency swap or option agreements, forward contracts, commodity swap, purchase or option agreements, other commodity price hedging arrangements and all other similar Contracts specifically designed to alter the risks of any Person arising from fluctuations in interest rates, currency values or commodity prices; (e) indebtedness secured by a lien on the property of such Person, whether or not the respective indebtedness so secured is a primary obligation of or has been assumed by such Person; (f) capital lease obligations of such Person in each case in an amount in excess of $15,000; and (g) indebtedness of others guaranteed by such person;
          “Indemnified Party” — See Section 12.3;
          “Indemnifying Party” — See Section 12.3;
          “Independent Accounting Firm” — See Section 3.1 (a);
          “Intellectual Property” shall mean all of the following owned or used in connection with the business of the Company and its Subsidiaries: (i) trademarks and service marks, trade dress, trade names, corporate names, brand names, slogans and logos, and similar indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) inventions, discoveries, improvements, ideas, formula, methodology, processes, designs, technology, technical data, computer software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data, but excluding embedded or off-the-shelf software) and applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations in part, renewals or extensions; (iii) trade secrets and other confidential or proprietary information including, but not limited to, know-how, customer lists, advertiser lists and supplier lists; (iv) copyrighted and copyrightable works, mask works or other works of authorship in any media, applications or registrations in any jurisdiction for the foregoing; (v) database rights; (vi) Internet Web sites, domain names and applications and registrations pertaining thereto, and all intellectual property contained in all versions of the Web Sites of the Company or any of its Subsidiaries; (vii) rights under any agreements relating to the foregoing; and (viii) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing;

          “Intercompany Liability” shall mean any obligation or liability owed by the Company to any of its Subsidiaries, by any such Subsidiaries to the Company, or by any Subsidiary of the Company to any other Subsidiary of the Company;
          “Knowledge” of any specified Person (or similar terms or phrases, used herein) shall mean the actual knowledge of such Person; provided, that, “Sellers’ Knowledge,” or “Knowledge of the Sellers,” and other similar phrases shall mean the actual knowledge of the individuals listed on Schedule 1.1 (c), have or would have had after due inquiry of the senior employees of the Company and its Subsidiaries who have administrative or operational responsibility for the particular subject matter in question;
          “Leased Real Property” — See Section 6.10(b)(i);
          “Leases” — See Section 6.10(b)(i);
          “Leucadia” — See Preamble hereto;
          “Leucadia Letters of Credit” — See Section 6.9(e);
          “Leucadia Reporting Activities” — See Section 9.9;
          “Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, charge, option, restriction on transfer or claim;
          “LocalNet Notes” shall mean (i) the Loan Agreement dated December 7, 2005 between CoreComm Internet Services, Inc (Borrower) and ATX Communications, Inc (Lender) with respect to an aggregate principal amount of $7.0 million, excluding interest; and (ii) the Loan Agreement dated December 7, 2005 between CoreComm Internet Services, Inc (Borrower) and ATX Communications, Inc (Lender) with respect to an aggregate principal amount of $1.2 million, excluding interest;
          “LUK LLC” — See Preamble hereto;
          “Material Adverse Effect” shall mean any circumstance, development, change in, or effect on, the Company and its Subsidiaries taken as a whole that, individually or in the aggregate with any other circumstances, developments, changes in, or effects on, the Company and its Subsidiaries taken as a whole is, or would be, materially adverse to (a) the business or condition (financial or otherwise), results of operations, assets or liabilities of the Company or its Subsidiaries taken as a whole or (b) the ability of any Seller to perform its obligations under, or to consummate the transactions contemplated by, this Agreement; except in each case for circumstances, developments, changes, or effects (i) (x) affecting the industry in which the Company’s Business operates in general, (y) general economic, regulatory or political conditions (including changes in financial or market conditions) but only, in the case of clauses (x) and (y) above, to the extent not affecting the Company and its Subsidiaries taken as a whole in a disproportionately adverse manner than it affects other Persons similarly situated, or (ii) resulting from this Agreement, the financing contemplated by Section 9.6 and/or the announcement or performance hereof or thereof and the transactions contemplated hereby and thereby, including without limitation, the direct impact thereof on customers, suppliers or employees;

          “Material Subsidiaries” shall mean the Subsidiaries of the Company listed on Schedule 1.1(d);
          “Municipalities” — See Section 6.3(a);
          “Net Working Capital” shall mean, with respect to the Company and its Subsidiaries, the amount equal to (i) Unrestricted Cash plus (ii) net accounts receivable (billed and unbilled in the ordinary course of business) plus (iii) the actual balance of any other current assets (including any prepaid expenses and deposits) conveyed to the Buyer pursuant to this Agreement (in an amount not to exceed the amounts for such items reflected on the 2005 Balance Sheet and excluding from current assets (x) any amounts related to the LocalNet Notes and (y) any restricted cash) minus (iv) accounts payable and accrued expenses (excluding from accounts payable and accrued expenses any accrued and unpaid Reorganization Costs to be paid from the Additional Escrow Amount and Restricted Cash Balance), minus (v) deferred revenue, minus (vi) any other current liabilities (excluding from current liabilities any current portion of the Certified Company Indebtedness Amount); provided that for the avoidance of doubt, the above calculation shall not take into account any amounts for Taxes other than current Tax liabilities;
          “Non-Disclosure Agreement” — See Section 8.10;
          “Non-Electing Subsidiary” — shall mean the Company’s Subsidiaries listed on Schedule 1.1 (e) hereto and each of their Subsidiaries;
          “Offering Materials” — See Section 8.6;
          “Order” means any writ, judgment, decree, injunction, stipulation, settlement, award or similar order of any Governmental Entity (in each case, whether preliminary or final);
          “Organizational Documents” — See Section 6.1;
          “Permitted Liens” shall mean (a) mechanics’, carriers’, workmen’s or repairmen’s Liens arising or incurred in the ordinary course of its business which involve obligations that are not more than 30 days past due or which are being contested in good faith by appropriate proceedings diligently prosecuted, (b) Liens for Taxes, assessments and other governmental charges which are not due and payable or which are being contested in good faith, (c) title of a lessor under a capital or operating lease entered into in the ordinary course of business; (d) purchase money security interests granted to vendors with respect to trade payables recorded on the Company’s financial statements in accordance with GAAP and arising in the ordinary course of business; and (e) Liens which are set forth on Schedule 1.1 (f) hereto;
          “Person” shall mean any individual, corporation, company, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity;
          “Plan Effectiveness Date” shall mean April 22, 2005;

          “Pre-Closing Tax Period” shall mean all taxable periods ending on or before the Balance Sheet Closing Date and the portion of any Straddle Period ending on the Balance Sheet Closing Date;
          “Property Taxes” — See Section 10.1(c);
          “Purchase Price” — See Section 2.1 (a);
          “Registered Intellectual Property” — See Section 6.12(a);
          “Reorganization Costs” shall mean the costs, fees and expenses of the Company in connection with the Chapter 11 Claims;
          “Required Financial Information” — See Section 8.6;
          “Restricted Cash Balance” shall mean the amount specifically reserved by the Company (and included as an asset in the Estimated Closing Balance Sheet) for payment of Class 6 and Class 7 Claims pursuant to the Company’s Modified Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated as of April 13, 2005;
          “Restricted Period” shall mean the period commencing on the Closing Date and ending 24 months after the Closing Date;
          “Restructuring Transactions” shall mean all transactions involving, relating to, or arising from the actions set forth on Schedule 1.1 (g);
          “Sellers” — See the Preamble hereto;
          “Seller Indemnified Parties” — See Section 12.2(c);
          “Sellers” Perpetual Representations” — See Section 12.1(a);
          “Sellers” Representations” — See Section 12.1 (a);
          “Sellers” Representative” — See Section 11(a);
          “Shares” — See the recitals hereto;
          “Straddle Period” shall mean a taxable period that begins on or prior to the Closing Date and ends after the Closing Date;
          “Subsidiaries” shall mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of stock or other equity interest entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereto is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof;
          “Substitute Financing” — See Section 9.6;

          “Tax” and “Taxes” shall mean any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person; provided, however, that “Tax” and ‘Taxes” shall not include any fees or charges (or any interest or penalty thereon or relating thereto) imposed by the Company State Regulators or the FCC, including but not limited to universal service funding pursuant to 47 USC § 254 duties,
          “Tax Proceeding” — See Section 10.4;
          “Tax Return” shall mean any report, return, information return, exhibit, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing required to be supplied to a taxing authority in connection with Taxes;
          “Termination Fee” — See Section 14.2(b);
          “Title IV Plan” — See Section 6.16(b);
          “Transaction Documents” shall mean this Agreement and the Escrow Agreement;
          “Transaction Expenses” shall mean any fees, expenses or costs incurred in connection with this Agreement or the transactions contemplated hereby, including but not limited to legal and investment banking fees, expenses and costs;
          “Transfer Taxes” — See Section 10.5;
          “Treasury Regulations” and “Treas. Reg.” shall mean the regulations promulgated under the Code;
          “Unaudited Financial Statements” — See Section 6.6;
          “Unknown Verizon Claims” — See Section 12.2(b)(iii);
          “Unrestricted Cash” shall mean the cash and cash equivalents of the Company and its Subsidiaries, excluding any restricted cash;
          “Verizon” shall mean Verizon Communications Inc., a Delaware corporation, and its direct or indirect wholly owned subsidiaries;

          “Verizon Settlement Agreement” shall mean that certain Comprehensive Settlement Agreement, dated as of January 25, 2005, by and among the Company and certain of its Subsidiaries, CoreComm Maryland, Inc., Leucadia and Verizon; and
          “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
SECTION 2. PURCHASE AND SALE OF SHARES.
          SECTION 2.1. Purchase Price.
          (a) Subject to the terms and conditions set forth in this Agreement, at the Closing, the Buyer shall purchase from the Sellers, and the Sellers shall sell to the Buyer, the Shares. The aggregate purchase price for the Shares being purchased hereunder shall consist of cash in the amount of $97,000,000 minus the sum of (i) the Additional Escrow Amount and (ii) the Certified Company Indebtedness Amount, subject to adjustment at the Closing as provided for in Section 2.1(c) (the “Purchase Price”). The Purchase Price shall be paid by the Buyer by wire transfer of immediately available funds to such account(s) as the Sellers’ Representative shall, not less than two Business Days prior to the Closing Date, designate in writing to the Buyer. The Purchase Price shall be allocated among the Sellers in accordance with the allocation set forth on Schedule 1 hereto. The Purchase Price shall be subject to further adjustment following the Closing in accordance with the provisions of Section 3 hereof.
          (b) At the Closing, the Buyer shall (i) pay on behalf of the Company, or cause the Company to pay, the Certified Company Indebtedness Amount to the lenders thereof by paying such amount by wire transfer of immediately available funds to such account(s) as the Company shall not less than two Business Days prior to the Closing Date designate in writing to the Buyer, and (ii) deposit an amount equal to the Additional Escrow Amount with the Escrow Agent, to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement.
          (c) No later than the third Business Day prior to the Closing Date, the Sellers’ Representative shall cause to be prepared and delivered to the Buyer an estimated Closing Balance Sheet (the “Estimated Closing Balance Sheet”). The Estimated Closing Balance Sheet shall be accompanied by a report setting forth an estimated calculation of (i) the Net Working Capital (the “Estimated NWC”) and (ii) the Unrestricted Cash (the “Estimated Unrestricted Cash”), in each case, based on the Company’s consolidated financial results as set forth in the Estimated Closing Balance Sheet. An example of the calculation of Net Working Capital and Unrestricted Cash as of December 31, 2005 is set forth on Schedule 2.1(c) hereto. The Estimated NWC and Estimated Unrestricted Cash will be used to calculate the Purchase Price Payable at Closing as follows:
          (i) Subject to adjustment following the Closing pursuant to Section 3.2, if (i) the Estimated NWC is less than $7,100,000 or (ii) the Estimated Unrestricted Cash is less than $6,300,000, the Purchase Price shall be reduced on a dollar for dollar basis by the greater of (y) the amount by which the Estimated NWC is less than $7,100,000 and (z) the amount by which Estimated Unrestricted Cash is less than $$6,300,000.

          (ii) Subject to adjustment following the Closing pursuant to Section 3.2, if (i) the Estimated NWC is greater than $7,100,000 and (ii) the Estimated Unrestricted Cash is greater than $6,300,000, the Purchase Price shall be increased on a dollar for dollar basis by the lesser of (y) the amount by which the Estimated NWC exceeds $7,100,000 and (y) the amount by which the Estimated Unrestricted Cash exceeds $6,300,000.
          (iii) For the avoidance of doubt, no portion of any Estimated NWC in excess of $7,100,000 or Estimated Unrestricted Cash in excess of $6,300,000 shall be applied as an offset to any adjustment to the Purchase Price required pursuant to Section 2.1(c)(i) above.
          SECTION 2.2. Closing Deliveries.
          (a) At Closing, the Sellers or the Sellers’ Representative, as the case may be, shall deliver to the Buyer:
          (i) stock certificates representing the Shares, duly executed for transfer and free and clear of any Liens, against payment by the Buyer to the Sellers of the Purchase Price as provided for in Section 2.1 (a);
          (ii) a non-foreign affidavit of each Seller dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that such Seller is not a “foreign person” as defined in Section 1445 of the Code (the “ELRPTA Affidavit”);
          (iii) the Company Indebtedness Amount Certificate;
          (iv) duly executed counterparts of the Escrow Agreement;
          (v) a good standing certificate (or its equivalent) for the Company and each of its Material Subsidiaries, for the jurisdictions listed on Schedule 2.2(a)(v), dated as of a recent date prior to the Closing Date;
          (vi) the minute books, stock transfer records, stock record books (or equivalent corporate book) and corporate seal (if in existence) of the Company and each of its Subsidiaries and all other materials related to their corporate administration; provided that the availability at the Company’s offices of such books, records and seals shall be deemed a delivery for purposes of this Section 2.2(a)(vi);
          (vii) a true and complete copy, certified by an officer of LUK LLC, of (1) the resolutions of the board of directors of LUK LLC authorizing the execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement, which resolutions shall be in full force and effect and not revoked and (2) the Organizational Documents of the Company and each of its Subsidiaries;
          (viii) an opinion of regulatory counsel to the Company, dated the Closing Date, covering the matters set forth on Schedule 2.2(a)(viii) hereto; and

          (ix) all other documents or instruments the Buyer may reasonably request to effect the transactions contemplated by this Agreement, in form reasonably satisfactory to the Buyer.
     (b) At Closing, the Buyer shall deliver to the Sellers’ Representative:
          (i) the Purchase Price payable at Closing in accordance with Section 2.1(a);
          (ii) duly executed counterparts of the Escrow Agreement;
          (iii) a true and complete copy, certified by an officer of the Buyer, of (1) the resolutions of the Buyer’s board of directors authorizing the execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement, which resolutions shall be in full force and effect and not revoked and (2) the Organizational Documents of the Buyer; and
          (iv) all other documents or instruments the Sellers may reasonably request to effect the transactions contemplated by this Agreement, in form reasonably satisfactory to the Sellers.
SECTION 3. PURCHASE PRICE ADJUSTMENT.
          SECTION 3.1. Purchase Price Adjustment. The Purchase Price shall be subject to adjustment following the Closing as follows:
          (a) As soon as practicable, but in no event later than 60 calendar days after the Closing Date, the Buyer shall deliver to the Sellers’ Representative the Closing Balance Sheet. The Closing Balance Sheet shall be accompanied by a report setting forth a calculation of the Net Working Capital and Unrestricted Cash, in each case, based on the Company’s consolidated financial results as set forth in the Closing Balance Sheet (the Closing Balance Sheet together with such report, collectively, the “Buyer’s Report”). During the preparation of the Buyer’s Report by the Buyer and the period of any dispute with respect to the application of this Section 3.1(a), each party shall cooperate with the others to the extent reasonably requested by such parties to prepare the Closing Balance Sheet or to investigate the basis for any dispute, as applicable. The Buyer’s Report shall be examined by the Sellers’ Representative, and the Sellers’ Representative shall, not later than 30 calendar days after receipt of the Buyer’s Report, render a report thereon (the “Closing Balance Sheet Report”). The Closing Balance Sheet Report shall list those items, if any, to which the Sellers’ Representative takes exception and the Sellers’ Representative’s proposed adjustment. If the Sellers’ Representative fails to deliver to the Buyer the Closing Balance Sheet Report within 30 calendar days following receipt of the Buyer’s Report, the Sellers’ Representative shall be deemed to have accepted the Closing Balance Sheet for the purposes of any adjustment to the Purchase Price under Section 3.1(b). If the Buyer does not give the Sellers’ Representative notice of objections within 30 calendar days following receipt of the Closing Balance Sheet Report, the Buyer shall be deemed to have accepted the Closing Balance Sheet as adjusted by the Sellers’ Representative for the purposes of any adjustment to the Purchase Price under Section 3.1(b). If the Buyer gives the Sellers’ Representative notice of objections to the Closing Balance Sheet Report, and if the Sellers’

Representative and the Buyer are unable, within 15 calendar days after receipt by the Sellers’ Representative of the notice from the Buyer of objections, to resolve the disputed exceptions, such disputed exceptions will be referred to a firm of independent certified public accountants of national reputation (the “Independent Accounting Firm”) mutually acceptable to the Sellers’ Representative and the Buyer. The Independent Accounting Firm shall, within 60 calendar days following its selection, deliver to the Sellers’ Representative and the Buyer a written report determining such disputed exceptions (and only such disputed exceptions), and its determinations will be conclusive and binding upon the parties hereto for the purposes of any adjustment to the Purchase Price under Section 3.1(b). The fees and disbursements of the Independent Accounting Firm acting under this Section 3.1(a) shall be apportioned between the Buyer, on the one hand, and the Sellers, on the other hand, based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accounting Firm as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accounting Firm.
          (b) Post-Closing Adjustment.
          (i) Upon a final determination of the Net Working Capital and the Unrestricted Cash pursuant to Section 3.1(a), if (i) the Net Working Capital is less than $7,100,000 or (ii) the Unrestricted Cash is less than $6,300,000, the Purchase Price determined for purposes of the adjustment set forth in Section 3.2 (disregarding for purposes of this Section 3.1(b) only any adjustments pursuant to Section 2.1(c) shall be reduced on a dollar for dollar basis by the greater of (y) the amount by which Net Working Capital is less than $7,100,000 and (z) the amount by which Unrestricted Cash is less than $6,300,000.
          (ii) Upon a final determination of the Net Working Capital and the Unrestricted Cash pursuant to Section 3.1(a), if (i) the Net Working Capital is greater than $7,100,000 and (ii) the Unrestricted Cash is greater than $6,300,000, the Purchase Price determined for purposes of the adjustment set forth in Section 3.2 (disregarding for purposes of this Section 3.1(b) only any adjustments pursuant to Section 2.1(c)) shall be increased on a dollar for dollar basis by the lesser of (y) the amount by which the Net Working Capital exceeds $7,100,000 and (y) the amount by which the Unrestricted Cash exceeds $6,300,000.
          (iii) For the avoidance of doubt, no portion of any Net Working Capital in excess of $7,100,000 or Unrestricted Cash in excess of $6,300,000 shall be applied as an offset to any adjustment to the Purchase Price required pursuant to Section 3.1(b)(i) above.
          SECTION 3.2. Payment of Purchase Price Adjustment.
          (a) If the Purchase Price determined as a result of Section 3.1 (b) is higher than the Purchase Price paid at Closing (after taking into account any adjustments to the Purchase Price made pursuant to Section 2.1(c)), the Buyer shall, within five (5) Business Days following the final determination, pursuant to Section 3.1(a), of the Net Working Capital and Unrestricted

Cash, and based upon such final determination, pay to the Sellers’ Representative the amount of such deficiency in cash, together with interest on such amount from and including the Closing Date to but excluding the date of payment at a rate of 6% per annum. If the Purchase Price determined as a result of Section 3.1(b) is lower than the Purchase Price paid at Closing (after taking into account any adjustments to the Purchase Price made pursuant to Section 2.1(c)), the Sellers’ Representative shall, within two (2) Business Days following the final determination, pursuant to Section 3.1(a), of the Net Working Capital and Unrestricted Cash, and based upon such final determination, pay to the Buyer the amount of such overpayment in cash, together with interest on such amount from and including the Closing Date to but excluding the date of payment at a rate of 6% per annum.
          (b) Any payment to the Buyer under Section 3.2(a) shall be made by wire transfer of immediately available funds to such account as the Buyer shall designate in writing to the Sellers’ Representative. Any payment to the Sellers under Section 3.2(a) shall be made by wire transfer of immediately available funds to such account(s) as the Sellers’ Representative shall designate in writing to the Buyer.
          SECTION 3.3. Payment of Remaining Escrow. Subject to the terms of the Escrow Agreement, the Buyer and the Sellers’ Representative shall direct the Escrow Agent to release the Additional Escrow Amount, to the extent in excess of claims made thereon which have not been paid or otherwise resolved, to the Sellers’ Representative on behalf of the Sellers promptly 24 months following the Closing and the amount of the Additional Escrow Amount released to the Sellers’ Representative, if any, shall be treated as an increase in the Purchase Price.
SECTION 4. CLOSING.
          The closing (the “Closing”) for the consummation of the transactions contemplated by this Agreement shall take place (i) at the offices of Willkie Farr & Gallagher LLP at 787 Seventh Avenue, New York, New York 10019 at 10:00 a.m. on the date, following the satisfaction or waiver of the last condition set forth in Section 13 (other than conditions that are not capable of being satisfied until the Closing, but subject to the satisfaction or waiver of those conditions), which is five Business Days following the date on which the Buyer delivers to the Sellers’ Representative or the Sellers’ Representative delivers to the Buyer a written notice of its intention to consummate the Closing (the “Closing Notice”) or (ii) at such other time and place as the Sellers’ Representative and the Buyer shall agree in writing (such date the “Closing Date”).
SECTION 5. REPRESENTATIONS AND WARRANTIES OF EACH SELLER.
          Each Seller hereby severally represents and warrants to the Buyer as follows:
          SECTION 5.1. Authority. Such Seller (other than Sellers who are natural persons) has all requisite corporate, limited liability company, or other equivalent, power and authority (as the case may be) to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of such Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of such Seller (other than Sellers who are natural persons) and no other corporate or other equivalent proceedings on the part of such Seller is necessary to authorize such Transaction Documents or to consummate the transactions contemplated hereby and thereby. Such Transaction Documents have been duly and validly executed and delivered by such Seller and, assuming such Transaction Documents have been duly authorized, executed and delivered by each other party thereto, such Transaction Documents constitute valid and binding agreements of such Seller, enforceable against such Seller in accordance with their terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (ii) general principles of equity (regardless of whether a proceeding to enforce such an agreement is considered in a proceeding at law or in equity).
          SECTION 5.2. No Conflict or Violation. The execution, delivery and performance by such Seller of the Transaction Documents to which it is a party does not, (i) with respect to any Seller which is a legal entity, violate any provision of any Organizational Document or any similar organizational document of such Seller, (ii) except as provided in Section 6.3, violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority applicable to such Seller, (iii) violate, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which such Seller is a party or is bound or to which any of their respective properties or assets is subject, or (iv) except as provided in Section 6.3, result in the creation or imposition of any Lien upon any of the assets, properties or rights of such Seller, except in the cases of clauses (ii), (iii) or (iv) for such violations, breaches or defaults by a Seller only that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Seller to consummate the transactions contemplated hereby.
          SECTION 5.3. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from such Seller or, as a result of actions by such Seller, any of the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.
          SECTION 5.4. Title to Shares. Such Seller has, and will have at the Closing, good, marketable and valid title to the number of Shares set forth on Schedule 1 hereto, free and clear of any Liens, except for (i) any restrictions on transfer imposed under the United States securities laws and (ii) those restrictions in such Seller’s Restricted Stock Participation Agreement and the related ATX Communications, Inc. Amended Restated Restricted Stock Plan, all of which shall terminate as to such Seller upon the transfer of such Seller’s Shares to the Buyer pursuant to Section 2.1 (a) of this Agreement.
          SECTION 5.5. Consents and Approvals. To the Knowledge of such Seller, Schedule 5.5 sets forth for such Seller a true and complete list of all Consents of any Governmental Entity, or of any other Person, required in connection with the execution, delivery and performance by such Seller of the Transaction Documents to which it is a party, other than Consents required to be set forth on Schedule 6.3.

SECTION 6. REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY.
          The Company hereby represents and warrants to the Buyer as follows:
          SECTION 6.1. Organization.
          (a) Each of the Company and each of its Material Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company, or other equivalent, power and authority (as the case may be) to own or lease its properties and assets and to conduct its business as now conducted.
          (b) Each of the Subsidiaries of the Company which is not a Material Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company, or other equivalent power and authority (as the case may be) to own or lease its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          (c) True and complete copies of the Certificates of Incorporation and By-laws (or other comparable documents) of the Company and each of its Subsidiaries (collectively, the “Organizational Documents”) have been furnished or made available to the Buyer or its representatives.
          SECTION 6.2. Qualification to Do Business. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company, or other equivalent, as the case may be, and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          SECTION 6.3. Governmental Licenses; Government Authorities; Consents; No Conflict or Violation.
          (a) The attached Schedule 6.3 contains a complete listing of all approvals, authorizations, certificates and licenses issued by the FCC, the state public service commissions or the equivalents thereof (the “Company State Regulators”), and local Governmental Entities, including but not limited to municipalities, cities, towns, townships, parishes, franchisors, counties, or the equivalents thereof (the “Municipalities”) to the Company and any of its Subsidiaries and all other material regulatory permits, approvals, licenses, and other authorizations, including but not limited to franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a state or federal agency or commission or other federal, state or local regulatory body or a Municipality with jurisdiction over the Company or its Subsidiaries and all pending applications therefor (the “Company Regulatory Licenses”), and includes any restrictions, conditions, or Liens, that are associated with such Company Regulatory Licenses. True and complete copies of all Company Regulatory Licenses which exist in a tangible form have been provided to or made available to the Buyer by the Company. Each of the Company and its Subsidiaries is in material compliance with the terms and conditions of each Company Regulatory License and has not received notice that it is currently in violation of any of the terms or conditions of such Company Regulatory License. Each Company Regulatory License is valid and in full force and effect. The Company and/or its Subsidiaries, as the case may be, owns or possesses all right, title and interest in and to each Company Regulatory License except as indicated on Schedule 6.3 and has taken all necessary action to maintain such Company Regulatory Licenses. No loss, revocation, non-renewal, cancellation, condition or other placement of restrictions on, modification, or expiration of any such Company Regulatory License is pending or reasonably foreseeable other than expiration in accordance with the terms thereof. The Company or its Subsidiaries, as applicable, have sought to renew the Company Regulatory Licenses in the normal course, to the extent that renewal of the Company Regulatory Licenses is required. No event has occurred, other than matters of general applicability to the competitive local exchange and/or interexchange carrier industry, and no agreement has been entered into by the Company or any of its Subsidiaries with respect to the Company Regulatory Licenses that permits or after notice or lapse of time would result in any impairment of the rights of the Company or any of its Subsidiaries with respect to such Company Regulatory Licenses, including but not limited to the revocation, cancellation, suspension, non-renewal, imposition of any condition or other placement of restrictions on, or modification of, any of the Company Regulatory Licenses. Other than the Company Regulatory Licenses, there are no other regulatory licenses or authorizations necessary for the Company and its Subsidiaries to conduct their business operations or hold any of their respective assets. No notices have been received by and no claims have been filed against the Company or any of its Subsidiaries alleging their failure to hold any requisite and material permits, regulatory approvals, licenses and other authorizations.
          (b) The operations of the Company and its Subsidiaries are in material compliance with the terms and conditions of the Company Regulatory Licenses and with the Communications Act of 1934, as amended, the published rules, regulations, orders, and policies promulgated by the FCC; applicable state law and the rules, regulations, orders, and policies promulgated by the Company State Regulators; and applicable local law and the rules, regulations, orders, and policies promulgated by the Municipalities, including, without limitation, the obligations of the Company and its Subsidiaries to make Universal Service Fund payments and comply with the provisions of the Communications Assistance for Law Enforcement Act and the FCC’s rules and regulations for the handling of 911 calls, but excluding the obligations arising pursuant to the FCC’s rules and regulations for the safeguarding of customer proprietary network information (the “Communications Laws”). Neither the Company nor any of its Subsidiaries has done anything or failed to do anything which would reasonably be expected to cause the loss of any Company Regulatory License; neither the Company nor any of its Subsidiaries has been assessed forfeitures, fines or other penalties for failure to comply with the terms and conditions of the Company Regulatory Licenses or with the Communications Laws; and neither the Company nor any of its Subsidiaries has Knowledge of any event for which it is reasonably foreseeable that such event could result in a forfeiture, fine or other penalty being assessed for failure to comply with the terms and conditions of the Company Regulatory Licenses or with the Communications Laws. The Company and its Subsidiaries have made all payments that have become due as required by the Communications Laws and have no overdue payments owed to the FCC, Company State Regulators, Municipalities, or any other related agency, including but not limited to the Universal Service Administrative Company and its State equivalents. The Company and its Subsidiaries maintain on file with the FCC and State Regulators all required tariffs, which tariffs accurately list the Company’s and its Subsidiaries’ service offerings and the rates therefor.
          (c) Except as set forth on Schedule 6.3, (i) no petition, action, or to the Knowledge of the Sellers, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding is pending concerning the Company or any of its Subsidiaries’ compliance with the Communications Laws or is seeking to revoke, reconsider the grant of, cancel, not renew, suspend, condition or otherwise place restrictions on, or modify any of the Company Regulatory Licenses, or to the Knowledge of the Sellers, overtly threatened before the FCC, Company State Regulators, Municipalities, or any other forum, court, or agency; and (ii) no event has occurred that could reasonably be expected to result in any of the actions described in (i). Except as indicated on Schedule 6.3, the transactions contemplated by this Agreement (y) will not adversely change, alter or impair any of the Company Regulatory Licenses; and (z) are, subject to compliance with any applicable notice and/or approval requirements of the Company State Regulators, permissible under the Company Regulatory Licenses. The Company and its Subsidiaries have made all required filings with the FCC, the Company State Regulators, and the Municipalities required to conduct their businesses, comply with the Communications Laws, and maintain their Company Regulatory Licenses.
          (d) Except for the applicable requirements of the Communications Laws, and as set forth on the attached Schedule 6.3, (i) neither the Company nor any Subsidiary of the Company is required to submit any notice, report or other filing with any governmental authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and (ii) no consent, approval or authorization of, or declaration to or filing with, any court, legislative, executive, administrative, governmental or regulatory authority or any other party or Person is required to be obtained by the Company or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (each of the items described in clauses (i) and (ii), a “Company Governmental Approval”).
          (e) Except as set forth on Schedule 6.3, to the Knowledge of the Sellers, there are no unresolved customer complaints (formal or informal) against the Company or any of its Subsidiaries pending before the FCC or any other Governmental Entities.
          (f) The execution, delivery and performance by the Company of the Transaction Documents to which it is a party does not, (i) violate any provision of the Organizational Document or any similar organizational document of any of the Company or its Subsidiaries, (ii) subject to compliance with any applicable notice and/or approval requirements of the Company State Regulators, violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority applicable to any of the Company or its Subsidiaries, (iii) violate, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which any of the Company or its Subsidiaries is a party or is bound or to which any of their respective properties or assets is subject, or (iv) except as provided in Schedule 6.3, result in the creation or imposition of any Lien upon any of the assets, properties or rights of any of the Company or its Subsidiaries except in the case of clauses (ii), (iii) or (iv) for such violations, breaches or defaults by the Company or its Subsidiaries that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
          SECTION 6.4. Capitalization of the Company.
          (a) As of the date hereof, the authorized capital stock of the Company consists of 1,000,000 shares of common stock, par value $0.01 per share, of which 972,500 shares are issued and outstanding. The Shares are the sole outstanding shares of capital stock of the Company.
          (b) All of the Shares are duly authorized, validly issued, fully paid and non assessable and free of any preemptive rights in respect thereto. Upon the delivery of the Shares and the payment of the Purchase Price at the Closing, the Buyer will receive good and marketable title to the Shares, free and clear of any Liens, except for any restrictions on transfer imposed under the United States securities laws. Except as set out on Schedule 6.4, there are no outstanding (i) securities convertible into or exchangeable for capital stock of the Company or preemptive or similar rights of the holders of any class of securities of the Company, (ii) options, warrants, phantom stock, subscription rights, stock appreciation rights, or other rights to purchase or subscribe for capital stock of the Company or (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any capital stock of the Company, any such convertible or exchangeable securities or any such options, warrants, phantom stock or rights, pursuant to which, in any of the foregoing cases, the Company is subject or bound. Except as set forth on Schedule 6.4, there are no voting trusts, stockholders’ agreements, registration rights agreements, rights plans, anti-takeover plans, proxies or other similar agreements or instruments restricting or relating to the rights of holders of Shares to vote, transfer or receive dividends with respect to the Shares.
          SECTION 6.5. Subsidiaries.
          (a) Schedule 6.5(a) lists each Subsidiary of the Company and the authorized, issued and outstanding capital stock of each such Subsidiary and lists those Subsidiaries, if any, for which a “check the box” election has been made under Treasury Regulation § 301.7701-3 for U.S. federal income tax purposes and whether under such election each such Subsidiary is classified as a corporation, a partnership, or disregarded as an entity separate from its owner for U.S. federal income tax purposes. Except for the interests in such Subsidiaries, the Company does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities, interests or investments in any other Person, other than equity investments that constitute cash or cash equivalents. All issued and outstanding shares of capital stock of each of the Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and are owned beneficially and of record as indicated on Schedule 6.5(a), free and clear of all Liens, except for any restrictions on transfer imposed under the United States securities laws. There are no outstanding (i) securities convertible into or exchangeable for the capital stock of the Subsidiaries or preemptive or similar rights of the holders of any class of securities of any of the Subsidiaries, (ii) options, warrants, phantom stock, subscription rights, stock appreciation rights or other rights to purchase or subscribe for capital stock of the Subsidiaries or (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any capital stock of the Subsidiaries, any such convertible or exchangeable securities or any such options, warrants, phantom stock or rights pursuant to which, in any of the foregoing cases, any of the Subsidiaries is subject or bound. There are no voting trusts, stockholders’ agreements, registration rights agreements, rights plans, anti-takeover plans, proxies or other similar agreements or instruments restricting or relating to the rights of holders of shares of the Subsidiaries to vote, transfer or receive dividends with respect to the shares of the Subsidiaries. The Subsidiaries have no ownership interest in any other Person which is not a Subsidiary of the Company.
          (b) All of the Subsidiaries of the Company other than the Material Subsidiaries are entities that do not conduct any business operations and activities and are set forth on Schedule 6.5(b).
          SECTION 6.6. Financial Statements.
          (a) Attached as Schedule 6.6 hereto are true and correct copies of (a) the 2005 Financial Statements and (b) the unaudited consolidated balance sheet(s) of the Company and its Subsidiaries as at March 31, 2006, and the related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries for the three months ended March 31, 2006 (the “Unaudited Financial Statements”). The Unaudited Financial Statements and the 2005 Financial Statements (i) have been prepared in accordance with GAAP throughout the period indicated except as specifically noted therein and (ii) present fairly in all material respects the consolidated financial position and results of operations of the Company and its Subsidiaries, as of the date indicated therein and for the period included therein, except that the Unaudited Financial Statements are subject to normal year-end adjustments consistent with prior periods and do not contain footnotes disclosures normally required under GAAP.
          SECTION 6.7. Absence of Certain Changes or Events.
          (a) Except as set forth on Schedule 6.7, since December 31, 2005, there has not been:
          (i) any Material Adverse Effect;
          (ii) any material loss, damage, destruction or other casualty to the assets or properties of the Company or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed); or
          (iii) any change in any method of accounting or accounting practice, policy or principle of the Company or any of its Subsidiaries, except as required by modifications to GAAP, applicable law or regulations, or as otherwise required by the Public Company Accounting Oversight Board or any other agency or body with authority over accounting practice.
          (b) Since December 31, 2005, except as set forth in Schedule 6.7 hereto or as otherwise expressly permitted to the terms of this Agreement, neither the Company nor any of its Subsidiaries has:

          (i) declared, set aside, made or paid any dividend or other distribution in respect of its capital stock or otherwise purchased or redeemed, directly or indirectly, any shares of its capital stock;
          (ii) issued or sold any shares of any class of its capital stock, or any securities convertible into or exchangeable for any such shares, or issued, sold, granted or entered into any subscriptions, options, warrants, conversion or other rights, agreements, commitments, arrangements or understandings of any kind, contingently or otherwise, to purchase or otherwise acquire any such shares or any securities convertible into or exchangeable for any such shares;
          (iii) modified any existing Contract or Lease, or entered into any agreement, commitment or other transaction, other than individual telecommunications circuits commitments and agreements entered into in the ordinary course of its business and involving (x) an expenditure of less than $25,000 in each case and $250,000 in the aggregate, or (y) any agreement or commitment that, pursuant to its terms, is not cancelable by the Company or its Subsidiary without penalty on less than 30 days’ notice;
          (iv) received any notice, whether written, oral or otherwise, of the cancellation of the account or Contract of any customer, who generated for the Company and its Subsidiaries aggregate revenue in excess of $50,000 during the prior year;
          (v) amended any of its Organizational Documents except in connection with the Restructuring Transactions;
          (vi) incurred any material obligation or liability (whether absolute, accrued, contingent or otherwise) except in the ordinary course of its business, consistent with past practice;
          (vii) failed to discharge or satisfy any material Lien or pay or satisfy any material obligation or liability (whether absolute, accrued, contingent or otherwise), other than liabilities being contested in good faith or Permitted Liens;
          (viii) except in respect of Chapter 11 Claims, changed its policy or practice with respect to the timing of the collection or payment of its accounts receivable or accounts payable or otherwise changed its policy or practice with respect to accounting matters, accruals and/or reserve estimates or changed its operating plan or practice with respect to capital expenditures or other cash disbursements which would be reflected as adjustments to cash flow from operations in a GAAP financial statement except as required by GAAP;
          (ix) mortgaged, pledged or subjected to any Lien any of its assets, properties or rights, except for Permitted Liens;
          (x) sold or transferred any of its material assets or canceled any material debts or claims or waived any material rights, except in the ordinary course of its business, consistent with past practice;

          (xi) repaid any Indebtedness owed to any Affiliate or reimbursed any expenses of any Affiliate, except with regard to customary travel, meeting and incidental expenses;
          (xii) defaulted on any material obligation; or
          (xiii) entered into any agreement or made any commitment to do any of the foregoing.
          SECTION 6.8. Tax Matters. Except as set forth on Schedule 6.8:
          (a) Leucadia is the common parent of an Affiliated Group of corporations eligible to file consolidated federal income Tax Returns, of which the Company is a member. Since April 23, 2005, Leucadia has included the Company in its consolidated federal income Tax Return as a member of the Affiliated Group of which Leucadia is the common parent.
          (b) (i) The Company and each of its Subsidiaries has filed (or joined in the filing of) when due all material Tax Returns required by applicable law to be filed with respect to the Company and each of its Subsidiaries and all Taxes shown to be due on such Tax Returns have been paid; (ii) all such Tax Returns were true, correct and complete as of the time of such filing; and (iii) all material amounts of Taxes owed by the Company (whether or not shown on any Tax Return) and each of its Subsidiaries or to which the Company or any of its Subsidiaries may be liable under Treasury Regulations § 1.1502-6 (or analogous state or foreign provisions) by virtue of having been a member of any Affiliated Group, if required to have been paid, have been paid (except for Taxes which are being contested in good faith or for which an adequate reserve has been provided for on the financial statements of the Company in accordance with GAAP); and (iv) any liability of the Company or any of its Subsidiaries as of the date of the most recent financial statements of the Company for Taxes not yet due and payable as of such date or which are being contested in good faith, has been provided for on the financial statements of the Company to the extent required in accordance with GAAP;
          (c) Neither the Company nor any of its Subsidiaries has been notified in writing of any action, suit, proceeding, investigation, audit or claim which is now pending against, or with respect to, the Company or any of its Subsidiaries in respect of any Tax, nor to the Knowledge of the Company has any other claim for a material amount of Tax been asserted by any Tax authority;
          (d) Since January 1, 2002, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;
          (e) (i) There is no outstanding request for any extension of time within which to pay any Taxes of the Company or any of its Subsidiaries or file any Tax Returns of the Company or any of its Subsidiaries; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that remains in effect; (iii) neither the Company nor any of its Subsidiaries is a party to any agreement, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters (other than any agreement the principle purpose of which does not relate to Taxes) and (iv) neither the Company nor any of its Subsidiaries is subject to any private letter ruling from the United States Internal Revenue Service or any similar ruling from any other Tax authority, nor is a request for any such ruling currently pending;
          (f) The Company and each of its Subsidiaries have withheld and paid all material amounts of Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;
          (g) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed in whole or in part by Section 355 or Section 361 of the Code in the past two years;
          (h) The Company and each of its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code;
          (i) Neither the Company nor any of its Subsidiaries has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company or Leucadia); and
          (j) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; or (C) installment sale or open transaction disposition made on or prior to the Closing Date.
This Section 6.8 represents the sole and exclusive representations and warranties regarding Tax matters.
          SECTION 6.9. Absence of Undisclosed Liabilities; Indebtedness.
          (a) Except (i) for liabilities set forth on Schedule 6.9(a), (ii) for liabilities reflected on the 2005 Balance Sheet or (iii) for liabilities incurred or accrued in the ordinary course of its business, consistent with past practice since December 31, 2005, (x) neither the Company nor any of its Subsidiaries has any material Indebtedness or liability, absolute or contingent; and (y) neither the Company nor any of its Subsidiaries is liable upon or with respect to (by discount, repurchase agreement or otherwise), or obliged in any other way to provide funds in respect of, or to make guarantees or assume, any debt, obligation or dividend of any Person other than the Company or any of its Subsidiaries, except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.
          (b) Schedule 6.9(b) sets forth a true and complete list of Indebtedness owing by the Company or any of its Subsidiaries and outstanding as of the date hereof and any contracts or agreements related thereto, including the amount of principal and unpaid interest outstanding under each instrument evidencing such Indebtedness.
          (c) Except as set forth on Schedule 6.9(c), no contract or agreement relating to any Indebtedness owing by the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any of its Subsidiaries or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the assets of the Company or any of its Subsidiaries.
          (d) As at Closing, there will be no Indebtedness for borrowed money owing by the Company or any of its Subsidiaries, other than (i) as set forth in the Company Indebtedness Amount Certificate and (ii) Intercompany Liabilities.
          (e) Schedule 6.9(e) sets forth a true and complete list of all letters of credit issued by JP Morgan Chase at the request of Leucadia on behalf of the Company and for the benefit of Verizon pursuant to the Verizon Settlement Agreement (the “Leucadia Letters of Credit”), including the principal amount outstanding under each such letter of credit as of April 30, 2006.
          (f) Schedule 6.9(f) sets forth the accrued and unpaid Reorganization Costs as of December 31, 2005.
          SECTION 6.10. Real Property.
     (a) Neither the Company nor any of its Subsidiaries own any real property.
     (b) (i) Schedule 6.10(b)(i) sets forth (A) a list of all leases, subleases and similar agreements (but excluding co-location arrangements), which are material to the operation of the Company’s Business, together with all amendments and modifications thereto, with respect to all real properties in which either the Company or any of its Subsidiaries has leasehold interests or similar rights, whether as lessor or lessee (each, a “Lease” and, collectively, the “Leases”; the real property covered by Leases under which either the Company or its Subsidiaries is a lessee is referred to herein as the “Leased Real Property”) and (B) a brief description of the space and/or facilities demised by such Leases. Each Lease is valid, binding and enforceable against each of the Company or its Subsidiaries which is a party thereto, and to the Knowledge of the Sellers, each of the other parties thereto in accordance with its terms. No Lease has been modified, amended or supplemented except as set forth on Schedule 6.10(b)(i).
          (ii) Schedule 6.10(b)(ii) sets forth a list of all co-location arrangements (but excluding Leases) which are material to the operation of the Company’s Business, with respect to all real properties in which either the Company or any of its Subsidiaries has a leasehold interest (each, a “Co-location” and, collectively, the “Co-locations”) and (B) a brief description of the space and/or facilities demised by such Co-locations. Each Co-location is valid, binding and enforceable against each of the Company or its Subsidiaries which is a party thereto, and to the Knowledge of the Sellers, each of the other parties thereto in accordance with its terms.

          (iii) The interests of the Company and its Subsidiaries under each of the Leases and Co-locations are good and marketable (in accordance with and subject to their terms), such leasehold or licensed interests are owned free and clear of all Liens created by, through or under the Company or its Subsidiaries (other than Permitted Liens), and no such interest is subject and/or subordinate to any Lien that is not a Permitted Lien; provided that no representation or warranty is made regarding the state of title of the fee real property or any superior leasehold or licensed interest subject to a Lease or Co-location (e.g., a ground lease).
          (iv) No option to renew, extend, expand or contract has been exercised under any of the Leases by the Company or its Subsidiaries or, to the Knowledge of the Sellers, by any other party thereto, except options whose exercise has been evidenced by a written document, a true, complete and accurate copy of which has been delivered to the Buyer with the corresponding Lease.
          (c) All of the Leases and Co-locations are in full force and effect, the Company and its Subsidiaries enjoy peaceful and quiet possession of the Leased Real Estate Property (except as set forth on Schedule 6.10(b)(i)) and no party to any Lease or Co-Location has given either the Company or any of its Subsidiaries written notice of or made a written claim with respect to any material breach or material default of such Lease or Co-location by either of the Company or its Subsidiaries, and to the Knowledge of the Sellers, no event has occurred which, with the giving of notice and/or the passage of time, would constitute such a material breach or material default, which default has not been cured during any applicable grace and cure period. Neither the Company nor any of its Subsidiaries has delivered written notice of or made a written claim with respect to any material breach or material default of any Lease or Co-location by any other party thereto, and, to the Knowledge of the Sellers, no event has occurred which, with the giving of notice and/or the passage of time, would constitute such a material breach or material default, which default has not been cured during any applicable grace and cure period.
          (d) The Sellers have delivered or otherwise made available to the Buyer or its representatives true and complete copies of all Leases.
          (e) Except as set forth on Schedule 6.10(b)(i), none of the Leased Real Property is subject to any sublease, license or other agreement granting to any Person or entity any right to the use, occupancy or enjoyment of such property or any portion thereof.
          (f) To the Knowledge of the Sellers, the plumbing, electrical, heating, air conditioning, elevator, ventilating and all other mechanical or structural systems, wiring and equipment for which the Company or its Subsidiaries is responsible under the Leases in the buildings or improvements are in reasonably good working order and condition, and the roof, basement and foundation walls of such buildings and improvements for which the Company or its Subsidiaries is responsible under said Leases are in reasonably good condition and free of leaks and other material defects, except such defects as will not individually or in the aggregate have a Material Adverse Effect on the Leased Real Property. All such mechanical and structural systems and equipment and such roofs, basement and foundation walls for which others are responsible under said Leases are, to the Knowledge of Sellers, in reasonably good working order and condition and free of leaks and other material defects, except such defects that will not individually or in the aggregate have a Material Adverse Effect on the Leased Real Property.
          (g) No real property, other than the Leased Real Property and the Co-locations, is required to be owned, leased and/or otherwise used or occupied by the Company or its Subsidiaries in the ordinary course of their respective businesses. Neither the Company nor its Subsidiaries is a party to any agreement to purchase, sell or otherwise convey any real property or interest therein, except such agreements that will not individually or in the aggregate have a Material Adverse Effect.
          SECTION 6.11. Assets of the Company.
          (a) Except as set forth on Schedule 6.11, the assets, properties and rights of the Company and its Subsidiaries to be indirectly acquired by the Buyer as a result of its acquisition of the Shares pursuant to this Agreement constitute all of the material assets, properties and rights which are used in the conduct of their businesses as currently conducted. Except as set forth on Schedule 6.11, such material assets, properties and rights are in the aggregate sufficient for the continued conduct of the businesses of the Company and its Subsidiaries as currently conducted.
          (b) Except as set forth on Schedule 6.11, each of the Company and its Subsidiaries has good and valid title, free and clear of any Liens (other than Permitted Liens securing claims which do not in each case exceed $10,000), to, or a valid leasehold interest in, or other right to use, all of its material assets, properties and rights. Such material assets, properties and rights are in good repair, working order and operating condition, subject only to ordinary wear and tear.
          (c) Except as set forth on Schedule 6.11, neither the Company nor its Subsidiaries has sold or otherwise transferred any assets material to the ongoing operations of the Company or such Subsidiary since December 31, 2005.
          (d) The provisions of this Section 6.11 shall not apply to matters addressed by Section 6.12.
          SECTION 6.12. Intellectual Property.
          (a) Schedule 6.12(a) contains a complete and accurate list of all of the following that are owned by the Company or any of its Subsidiaries: (i) Intellectual Property that is the subject of a registration issued or recorded by any governmental or other public legal authority in any jurisdiction, including patents, trademarks, service marks, copyrights and domain name registrations, and any pending applications for any of the foregoing (the “Registered Intellectual Property”); (ii) registered trade names, doing business as names and corporate names; and (iii) material unregistered trademarks, service marks, copyrights and mask works. Each item of Registered Intellectual Property (other than any applications included as Registered Intellectual Property) is valid, subsisting, unexpired and, to the Knowledge of Sellers, enforceable.

          (b) Schedule 6.12(b) contains a complete and accurate list of: (i) all material licenses and other rights granted by the Company or any of its Subsidiaries to any third party with respect to any Intellectual Property; (ii) all material licenses granted by any third party to the Company or any of its Subsidiaries with respect to any Intellectual Property (excluding any embedded or off-the-shelf software or technology); and (iii) all other material agreements pertaining to Intellectual Property (excluding confidentiality, non-disclosure and similar agreements). All material agreements pertaining to Intellectual Property, including all agreements set forth on Schedule 6.12(b), are in full force and effect and neither the Company nor any of its Subsidiaries is in material breach of any such agreement.
          (c) The Company and its Subsidiaries own all right, title and interest in and to, or have a valid and enforceable right to use (pursuant to a license indicated on Schedule 6.12(b)), all the Intellectual Property that is material to the conduct of the Company’s Business, free and clear of all Liens other than Permitted Liens.
          (d) (i) To the Knowledge of the Sellers, neither the use of any Intellectual Property by the Company or its Subsidiaries nor the conduct of the businesses of the Company or its Subsidiaries infringes on or misappropriates any Intellectual Property of any third party, and (ii) to the Knowledge of the Sellers, no such claims have been asserted or threatened in writing, against the Company or its Subsidiaries. No claim is pending or, to the Knowledge of the Sellers, threatened, challenging the ownership, validity or enforceability of the Intellectual Property owned by, or used in the business of, the Company or any of its Subsidiaries.
          (e) (i) To the Knowledge of the Sellers no third party is infringing on or misappropriating any of the Intellectual Property owned by, or used in the business of, the Company or its Subsidiaries, and (ii) no claims of infringement are pending or, to the Knowledge of the Sellers, threatened in writing by the Company or any of its Subsidiaries against any third party.
          (f) The Company and its Subsidiaries have taken all actions reasonably necessary to ensure full protection of the Intellectual Property material to the operation of the Company’s Business and owned by the Company and its Subsidiaries under any applicable law (including making and maintaining in full force and effect all necessary filings, registrations and issuances). The Company and its Subsidiaries have taken all actions reasonably necessary to maintain the secrecy of all confidential Intellectual Property owned by the Company or its Subsidiaries and material to the operation of the Company’s Business and used in the business of the Company and its Subsidiaries (including, when reasonably necessary, requiring the execution of valid and enforceable agreements by employees or any other Person to whom such confidential Intellectual Property is made available). To the Knowledge of the Sellers, neither the Company nor any of its Subsidiaries is using or enforcing any material Intellectual Property owned by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Intellectual Property.
          (g) Without limiting the generality of the foregoing contained in Section 6.12(a), the Company or its Subsidiaries own and possess all right, title and interest in and to all Intellectual Property created or developed by (directly or under the direction or supervision of) employees of the Company or any of its Subsidiaries, or any other Person currently or formerly engaged by or under contract with the Company or any of its Subsidiaries, relating to any business of the Company or any of its Subsidiaries. Furthermore, each Person who is or was an employee or independent contractor of the Company or any of its Subsidiaries and who is or was materially involved in the creation or development of any Intellectual Property material to the operation of the Company’s Business on behalf of the Company or its Subsidiaries has signed one or more valid and enforceable agreements containing (i) an irrevocable assignment of Intellectual Property rights to the Company or its Subsidiaries for which such Person is or was an employee or independent contractor, and (ii) confidentiality provisions protecting such Intellectual Property.
          (h) The consummation of the transactions contemplated by this Agreement will not result in the breach, modification, cancellation, termination or suspension of the contracts, licenses and agreement set forth on Schedule 6.12(b) and will not have a Material Adverse Effect on any of the Intellectual Property currently owned or used by the Company or any of its Subsidiaries which is material to the operation of the Company’s Business; and all such Intellectual Property will be owned or available for use, as applicable, on identical terms and conditions to the Company and its Subsidiaries following the consummation of such transactions.
          SECTION 6.13. Compliance with Law.
          (a) The businesses of each of the Company and its Subsidiaries are being conducted, and since the Plan Effectiveness Date, have been conducted, in all respects in accordance with applicable laws, regulations and orders of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations except where the failure to be so compliant would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each registration, report, statement, notice, document or other filing or submission requested or required to be filed by the Company or its Subsidiaries with any Governmental Entity under any applicable law has been timely filed, and when filed complied in all respects and where required, continues to comply in all respects with applicable law, except where the failure to be so compliant would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of their respective dates, none of such registrations, reports, statements, notices or other filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 6.13, neither the Company nor its Subsidiaries has received written notice since the Plan Effectiveness Date of any material violation of any such law, regulation or order, or directing the Company or its Subsidiaries to take any remedial action with respect to such applicable law or otherwise and no material deficiencies have been asserted by any such Governmental Entity with respect to any registrations, reports, statements, notices, documents, filings or submissions and neither the Company nor it Subsidiaries is in default in any material respect with respect to any Order of any Governmental Entity or arbitrator, material to the operations of its business.
          (b) None of the Company or its Subsidiaries nor any director, officer, manager or employee of the Company or its Subsidiaries has, for or on behalf of the Company or its Subsidiaries, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or taken or omitted any other action which action or omission would violate the Foreign Corrupt Practices Act of 1977, as amended.
          (c) The provisions of this Section 6.13 shall not apply to matters addressed by Section 6.3.
          SECTION 6.14. Litigation.
          (a) Except as set forth on Schedule 6.14. there are no claims, actions, suits, proceedings, subpoenas (excluding subpoenas in connection with any underlying action in respect of which neither the Company nor any of its Subsidiaries is a party) or, to the Knowledge of Sellers, formal or informal investigations pending or overtly threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against the Company or any of its Subsidiaries, or any of their employees involving or relating to the Company or its Subsidiaries, the assets, properties or rights of the Company or its Subsidiaries or the transactions contemplated by this Agreement.
          (b) Since the Plan Effectiveness Date, except as set forth in Section 6.3, there are no outstanding Orders by which the Company or any of its Subsidiaries or any of their respective Assets is bound.
          (c) The provisions of this Section 6.14 shall not apply to matters addressed by Section 6.3.
          SECTION 6.15. Contracts.
          (a) Schedule 6.15 sets forth a complete and correct list of all Contracts (as defined below) as of the date hereof. All Contracts on Schedule 6.15 which fit the description set forth in clause (viii) of Section 6.15(c) shall be identified on Schedule 6.15 with an asterisk.
          (b) Each Contract is valid, binding and enforceable against each of the Company or its Subsidiaries which is a party thereto, and to the Knowledge of the Sellers, each of the other parties thereto, in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity, and including any state-law limitations on enforceability of non-solicitation, non- compete and other restrictive covenants). Each of the Contracts is in full force and effect. Each of the Company and its Subsidiaries has performed in all material respects all obligations required to be performed by it to date under, and is not in material default under, any Contract to which it is a party and, to the Knowledge of the Sellers, no event has occurred which, with due notice or lapse of time or both, would constitute such a default. To the Knowledge of the Sellers, no other party to any Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. The Sellers have delivered or otherwise made available to the Buyer or its representatives true and complete copies of all written Contracts, and true and correct written summaries of all oral Contracts.

          (c) A “Contract” means any of the following agreements to which the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound:
          (i) any contract or agreement listed on Schedule 6.9(b);
          (ii) an executory agreement with any current or former individual officer, director, employee, agent, consultant or similar representative of any of the Company or its Subsidiaries, with respect to (A) employment, severance, compensation or consulting obligations or (B) if such agreement was not entered into in the ordinary course of business, non-competition or non-solicitation restrictions;
          (iii) a non-competition agreement purporting to restrict the business activities of the Company or its Subsidiaries or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the business of the Company or its Subsidiaries may be conducted;
          (iv) a contract granting a Lien upon the material assets of the Company or any of its Subsidiaries which have a fair market value in an amount not less than $10,000;
          (v) an agreement with an incumbent local exchange carrier, a competitive local exchange carrier, a rural local exchange carrier, an interexchange carrier, a VoIP provider, an international carrier, a private line provider, a wireless carrier, an information service provider or an Internet service provider;
          (vi) joint venture, strategic alliance, limited liability company, partnership agreement or agreement for the sharing of fees, sharing of profits, gross margins, revenues or similar arrangement (other than such arrangements between the Company and one of its Subsidiaries or between Subsidiaries of the Company);
          (vii) other than with respect to telecommunications circuits, an agreement, or group of agreements with the same party, that cannot be terminated upon 30 days’ notice, without penalty requiring payments by any of the Company or its Subsidiaries in excess of $50,000;
          (viii) an agreement with respect to telecommunications circuits that cannot be terminated upon 30 days’ notice without penalty, requiring payments by any of the Company or its Subsidiaries in excess of $20,000;
          (ix) an agreement limiting or restricting the ability of the Company or its Subsidiaries to make distributions in respect of its capital stock;
          (x) an agreement to make a capital expenditure (as defined under GAAP and which in no event shall include investments purchased in the ordinary course of its business) in excess of $20,000;
          (xi) a software license agreement (exclusive of licenses associated with “off-the-shelf” or embedded software) with respect to software which is material to the

Company’s Business;
          (xii) a maintenance agreement associated with a capital asset requiring yearly payments in an amount in excess of $50,000;
          (xiii) an agreement which allows for the purchase of network equipment; or
          (xiv) an agent agreement which required commission or other payments by the Company or any of its Subsidiaries in excess of $25,000 during the fiscal year ended December 31, 2005.
          SECTION 6.16. Employee Plans; Labor and Employment.
          (a) Schedule 6.16(a) sets forth each “employee benefit plan,” as defined in Section 3(3) of ERISA, or other employee benefit arrangements, programs, policies or payroll practices (written or unwritten), including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, retirement, deferred compensation, bonus, stock purchase, stock option, hospitalization, medical insurance, cafeteria, life insurance, tuition reimbursement and scholarship programs that the Company and its Subsidiaries maintain for the benefit of current or former employees of the Company and its Subsidiaries or to which the Company and its Subsidiaries contributes, or has an obligation to contribute, with respect to the current or former employees of the Company and its Subsidiaries. To the extent any such plans, arrangements, programs, policies and payroll practices exist, they shall hereinafter be referred to as the “Company Plans.” True, correct and complete copies of the documents relating to each of the Company Plans or, if unwritten, written descriptions thereof, to the extent applicable, have been delivered or made available to the Buyer, including: (i) the plan document (and if applicable, the related trust and funding arrangements or insurance policies), including any amendments thereto, (ii) the most recent summary plan description and summary of material modifications, (iii) the most recent determination letter, and (iv) the two most recent Forms 5500, Annual Return/Report of Employee Benefit Plan, including all related schedules, filed with respect to each Company Plan.
          (b) None of the Company Plans is a “defined benefit plan”, as defined in Section 3(35) of ERISA, subject to Title IV of ERISA (a “Title IV Plan”), and neither the Company nor any Subsidiary has ever maintained or contributed to, or ever been obligated to contribute to, or has any current liability with respect to any Title IV Plan.
          (c) No Company Plan is a “multiemployer pension plan,” as defined in Section 3(37) of ERISA, and neither the Company nor any Subsidiary has ever contributed to, has ever been obligated to contribute to, or has any current liability with respect to any “multiemployer pension plan.”
          (d) Each Company Plan that is intended to be “qualified” within the meaning of Section 401 (a) of the Code, and any trust maintained pursuant thereto, has been determined to be so qualified and exempt from federal income taxation under Section 501 of the Code by the Internal Revenue Service, and to the Knowledge of the Sellers, nothing has occurred with respect to the operation of any such Company Plan that could reasonably be expected to cause the loss of such qualification or exemption from tax.
          (e) Other than routine benefit claims, there are no actions, claims or lawsuits that are pending or, to the Knowledge of the Sellers, threatened against the Company Plans, the assets of any of the trusts under such Company Plans, the sponsor of the Company Plans, or the administrator or fiduciary of the Company Plans with respect to such Company Plans that could reasonably be expected to result in a material liability to the Company or any Subsidiary.
          (f) Except as set forth on Schedule 6.16(f), (i) the Company Plans have been maintained and operated, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code (including rules and regulations thereunder) and other applicable laws, and (ii) all contributions (including all employer contributions and employee contributions) required to have been made under the Company Plans have been made by the due date thereof (including any valid extension), and all such contributions for any period ending on or before the Closing Date which are not yet due will have been paid or accrued by the Closing Date, and (iii) none of the Company or its Subsidiaries or, to the Knowledge of the Sellers, any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA, or taken any actions, or failed to take any actions, which could reasonably be expected to result or has resulted in the past three years in any material liability to any of the Company or its Subsidiaries.
          (g) Except as set forth on Schedule 6.16(g), and except with respect to claims incurred on or before the end of the month of the date of termination of employment or retirement of any employee, none of the Company Plans provides post-employment life or health insurance or other welfare benefits except as may be required by Section 4980B of the Code or any other applicable law.
          (h) Except as set forth on Schedule 6.16(h), the entering into this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in connection with other events) will not result in the accelerated funding, vesting or delivery of, or increase in the amount or value of, any payment or benefit to any current or former employee of any of the Company or its Subsidiaries that would not be deductible under Section 280G of the Code.
          (i) There is no labor strike, slowdown, stoppage or lockout pending or, to the Knowledge of the Sellers, threatened against or affecting any of the Company or its Subsidiaries. None of the Company or its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization applicable to the employees of any of the Company or its Subsidiaries and to the Knowledge of Sellers there is no union organizing effort underway, pending or, to the Knowledge of the Sellers, threatened, with respect to the employees of any of the Company or its Subsidiaries.
          (j) Except as set forth on Schedule 6.16(i), (i) each of the Company and its Subsidiaries is in material compliance with all currently applicable laws respecting employment (including worker classification) and employment practices, terms and conditions of employment and wages and hours; and (ii) there is no material unfair labor practice complaint, employment discrimination charge or other labor, employment or wage claim or charge pending or, to the Knowledge of the Sellers, threatened against any of the Company or its Subsidiaries before any Governmental Entity. To the Knowledge of the Sellers, no employee of any of the Company or its Subsidiaries has engaged in any violation of any term of any employment contract, nondisclosure agreement, non-competition agreement or restrictive covenant that would produce or result in a material impact, liability or restriction on the conduct of the business of any of the Company or its Subsidiaries.
          (k) Schedule 6.16(k) sets forth a true and complete list of the name, title, annual salary, commission and bonus opportunity (including, without limitation, any bonus, commission or other amount payable in connection with the consummation of the transactions contemplated hereby) payable by the Company or any of its Subsidiaries to each employee, officer, director, agent or broker (excluding sales representatives and account executives) of any of the Company or its Subsidiaries (i) whose aggregate compensation for the fiscal year ended December 31, 2005 exceeded $100,000 or (ii) with a base salary in excess of $100,000 per annum as of the last day prior to the date of this Agreement.
          (l) (i) The Company and each of its Subsidiaries’ standard practice, since January 1, 2002, has been to cause any newly hired employee to sign a confidentiality and post-employment restraint agreement and, (ii) except as set forth on Schedule 6.16(1), all current and former employees of the Company or any of its Subsidiaries who are (x) listed on Schedule 6.16(k), (y) quota-bearing sales employees or sales managers employed by the Company or any of its Subsidiaries as of the Plan Effectiveness Date, or (z) customer service or network operations employees (A) whose commission compensation for the fiscal year ended December 31, 2005 exceeded $25,000 or (B) with a base salary in excess of $75,000 per annum as of the last day prior to the date of this Agreement, have entered into the Company’s form of Agreement as to Patent Rights, Confidentiality and Post Employment Restraints standard for the Company at the time the employee entered into such agreement.
          SECTION 6.17. Transactions with Sellers and Affiliates. Except as set forth in Schedule 6.17 and except for compensation and benefits arrangements with Sellers who are employees pursuant to contractual agreements or other Company Plans in effect on the date hereof and set forth on Schedule 6.16(a) or the receipt of salary solely by virtue of their employment, none of the Company or its Subsidiaries is a party to any agreements or arrangements with any of the Sellers or any Affiliate of the Sellers (other than the Company and its Subsidiaries).
     SECTION 6.18. Environmental Matters. (a) Except as disclosed on Schedule 6.18, (i) the Company and its Subsidiaries and all properties owned or leased by the Company and its Subsidiaries are in material compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all permits required under Environmental Laws; (ii) there is no Environmental Claim pending or, to the Knowledge of the Sellers, threatened against the Company or its Subsidiaries; (iii) to the Knowledge of the Company, there has been no release or threatened release of any Hazardous Materials that is reasonably likely to give rise to an Environmental Claim against any of the Company or its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries are subject to any material capital expenditures or obligations (contractual or otherwise) arising under or relating to Environmental Laws. Except for customary terms in favor of lenders and landlords and except as disclosed on Schedule 6.18, none of the Company or its Subsidiaries is a party to any contract, lease or other agreement to which any of the Company or its Subsidiaries assumed or obtained any obligation with respect to Environmental Laws or releases of Hazardous Materials.
          (b) To the Knowledge of the Company, all material environmental site assessment reports (including, but not limited to, any Phase I or Phase II reports) which are in the possession, custody or control of the any of the Company or its Subsidiaries and which relate to the environmental conditions at any property currently or formerly operated by any of the Company or its Subsidiaries have been provided to Buyer.
          (c) This Section 6.18 constitutes the sole and exclusive representations and warranties regarding environmental matters, Environmental Laws and Hazardous Materials.
          SECTION 6.19. Insurance. Except as set forth on Schedule 6.19, all contracts of insurance in force as of the date of this Agreement with respect to the Company or its Subsidiaries are in full force and effect. The Company and its Subsidiaries have complied in all material respects with the terms and conditions of all such contracts, have timely paid all premiums thereunder and have not received written notice of cancellation of any such insurance. Except as set forth on Schedule 6.19, there is no material claim by any of the Company or its Subsidiaries pending under any such contracts as to which coverage has been questioned, denied or disputed by the underwriters of such contracts. Except as set forth on Schedule 6.19, none of the Company or its Subsidiaries has received written notice from or on behalf of any insurance carrier issuing such contracts of non-renewal of existing contracts of insurance.
          SECTION 6.20. No Brokers. No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Sellers or any of the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.
          SECTION 6.21. Company Asset Sales. Except as set forth on Schedule 6.21, neither the Company nor any of its Subsidiaries has any outstanding obligations or liabilities associated with the Company Asset Sales.
          SECTION 6.22. No Other Representations or Warranties. Except for the representations and warranties contained in this Section 6 and Section 5, none of the Sellers, the Company or any other Person makes any other express or implied representation or warranty with respect to any of the Sellers, the Company or any of its Subsidiaries or the transactions contemplated by this Agreement.
SECTION 7. REPRESENTATIONS AND WARRANTIES OF THE BUYER.
          The Buyer hereby represents and warrants to the Sellers as follows:
          SECTION 7.1. Corporate Organization. The Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as now conducted. True and correct of the Certificate of Incorporation and By-laws of the Buyer have been furnished or made available to the Sellers or their representatives.
          SECTION 7.2. Authority. The Buyer has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated herby and thereby. The execution and delivery of such Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all required corporate action on the part of the Buyer, and no other corporate proceedings on the part of the Buyer are necessary to authorize such Transaction Documents or to consummate the transactions contemplated hereby and thereby. Such Transaction Documents have been duly and validly executed and delivered by the Buyer and, assuming such Transaction Documents have been duly authorized, executed and delivered by each other party thereto, such Transaction Documents constitute valid and binding agreements of the Buyer, enforceable against the Buyer in accordance with their terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (ii) general principles of equity (regardless of whether a proceeding to enforce such an agreement is considered in a proceeding at law or in equity).
          SECTION 7.3. No Conflict or Violation. The execution, delivery and performance by the Buyer of the Transaction Documents and the Financing Letter (and the fee letter related thereto) do not (i) violate any provision of the Certificate of Incorporation or Bylaws of the Buyer, (ii) violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority applicable to the Buyer, (iii) violate, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Buyer is a party or by which it is bound or to which any of its properties or assets is subject, except in the cases of clauses (ii) or (iii) for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a material adverse affect on the ability of the Buyer to consummate the transaction contemplated hereby.
          SECTION 7.4. Governmental Licenses; Governmental Authorities; Consents and Approvals.
          (a) Schedule 7.4 sets forth a true and complete list of all Consents of any Governmental Entity, or of any other Person, required in connection with the execution, delivery and performance by the Buyer of the Transaction Documents to which it is a party, except (i) the Company Government Approvals and (ii) such Consents or filings, the failure of which to obtain or make, individually or in the aggregate would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby.
          (b) The Buyer is legally, financially and otherwise qualified to be a licensee of the Company State Regulators, and to indirectly acquire, own and operate the Company’s facilities licensed by the Company State Regulators and the Company Regulatory Licenses in accordance with the terms of this Agreement. The Buyer knows of no fact concerning the Buyer that would, or would be reasonably likely to, under the Communications Laws, (i) disqualify the Buyer as a transferee or assignee of the Company Regulatory Licenses or as the owner of such Company Regulatory Licenses and operator of the associated facilities, (ii) cause the Company State Regulators to fail to approve in a timely manner the application for the approval of the transaction contemplated by this Agreement or (iii) impose a condition that would, or would reasonably be expected to, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby.
          SECTION 7.5. No Brokers. Other than Deutsche Bank Securities Inc., no broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Buyer in connection with this Agreement or the transactions contemplated hereby.
          SECTION 7.6. Sufficiency of Funds. The Buyer has obtained the Financing Letter, there are no conditions precedent related to the financing contemplated thereby other than as specifically set forth in the Financing Letter, and at the Closing the Buyer will have funds sufficient to pay the Purchase Price in cash; provided that notwithstanding anything herein to the contrary, in the event the Buyer does not have the necessary funds at Closing to pay the Purchase Price because any conditions precedent set forth in the Financing Letter are not satisfied (and Closing does not proceed solely because of lack of funds), the sole recourse of the Sellers is to the Termination Fee in accordance with the terms of Section 14.2(b).
          SECTION 7.7. Investment Intent. Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933.
          SECTION 7.8. Solvency.
          (a) Assuming the accuracy of the Sellers’ and the Company’s representations and warranties under this Agreement (read without giving effect to any materiality, Material Adverse Effect, Knowledge, ordinary course of business or dollar amount qualifications), immediately after giving effect to the acquisition of the Shares and the consummation of the other transactions contemplated by this Agreement (it being understood that this representation and warranty is not being made with respect to periods prior to, or following, the Closing):
     (i) the fair saleable value (determined on a going concern basis) of the assets of Buyer and the Company and its Subsidiaries shall be greater than the total amount of their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);
     (ii) the Buyer and the Company and its Subsidiaries shall be able to pay their debts and obligations in the ordinary course of business, consistent with past practices, as they become due; and
     (iii) the Buyer and the Company and its Subsidiaries shall have adequate capital to carry on the business in which they are engaged.

          (b) In completing the transactions contemplated by this Agreement, the Buyer does not intend to hinder, delay or defraud any present or future creditors of the Buyer or the Company or its Subsidiaries.
          SECTION 7.9. No Other Representations or Warranties. Except for the representations and warranties contained in this Section 7, neither the Buyer nor any other Person makes any other express or implied representation or warranty with respect to the Buyer or the transactions contemplated by this Agreement.
SECTION 8. COVENANTS OF THE SELLERS AND THE COMPANY.
          SECTION 8.1. Conduct of Business Before the Closing Date.
          (a) Without the prior written consent of the Buyer, between the date hereof and the Closing Date, except as set forth on Schedule 8.1(a) or in connection with the Restructuring Transactions or as otherwise contemplated by the Transaction Documents, the Company shall not and shall not permit its Subsidiaries to, except as otherwise required or expressly permitted pursuant to the terms hereof:
     (i) make any material change in the conduct of its businesses or enter into any material transaction other than in the ordinary course of its business, consistent with past practices;
     (ii) make any change in any Organizational Document except for the Restructuring Transactions;
     (iii) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of additional shares of any class of capital stock, or securities convertible into or exchangeable for shares of capital stock, or any rights, warrants or options to acquire any such shares, or other convertible securities of the Company or its Subsidiaries;
     (iv) split, combine or reclassify any shares of the capital stock of the Company or its Subsidiaries, or declare, set aside for payment or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of the capital stock of the Company or its Subsidiaries, other than cash dividends or other distributions with respect to the Shares;
     (v) enter into an agreement or adopt a plan with respect to any merger, consolidation, liquidation or business combination involving the Company or its Subsidiaries, or any acquisition or disposition of all or substantially all of the assets, properties or rights or any securities of the Company or its Subsidiaries;
     (vi) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof;
     (vii) incur any long-term indebtedness or issue any debt securities or assume, guarantee or endorse the obligations of any other Person in excess of $50,000 in the aggregate;

     (viii) make any loans, advances or capital contributions, except (A) in the ordinary course of its business, consistent with past practices and in an aggregate amount outstanding at any one time not to exceed $50,000 or (B) for inter-company loans solely among the Company and any of its Subsidiaries or between any of its Subsidiaries;
     (ix) enter into or amend any Lease or any agreement, contract or commitment that, if entered into or amended prior to the date of this Agreement, would have been required to be included on Schedule 6.15;
     (x) make any sale, assignment, lease, transfer or other conveyance of its material assets, properties or rights, other than (x) in the ordinary course of its business, consistent with past practices and (y) transactions pursuant to existing agreements;
     (xi) subject any of its assets, properties or rights or any part thereof to any Lien other than Permitted Liens and such Liens as may arise in the ordinary course of its business consistent with past practices;
     (xii) (A) except as may be required by applicable law or, in respect of any severance agreement, as may be required by any agreement in Schedule 6.16(a), enter into any new (or amend any existing) employee benefit plan, or any new (or amend any existing) employment, severance or consulting agreement (except that the Company may enter into severance agreements with Persons employed by the Company as of the date hereof if, except as may be required by applicable law, such agreements do not create any obligations, current or contingent, which would remain outstanding as of the Closing Date); (B) except as may be required by any agreement in Schedule 6.16(a), pay or agree to pay any pension, retirement allowance or other employee benefit not required by any Company Plan; (C) increase in any manner the rate or terms of compensation of any director, officer or employee, except, in each case, as required by law, or required pursuant to pre-existing contractual provisions or, in the case of employees, in the ordinary course of its business, consistent with past practices; (D) grant any incentive compensation except in the ordinary course of its business, consistent with past practices, but in any event, not in excess of $90,000 in any one case or $300,000 in the aggregate, (E) grant any equity or equity-based award; (F) hire any employee with aggregate annual compensation in excess of $125,000; or (G) terminate any employee other than for cause (as reasonably determined in good faith by the Company and consistent with the Company’s past practices with respect to “for cause” terminations) without the Buyer’s prior written consent (not to be unreasonably withheld or delayed);
     (xiii) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to any of its Affiliates (which is not the Company or a Subsidiary of the Company), other than (x) the payment of salary, bonus and fringe benefits to the directors, officers and employees of the Company or its Subsidiaries required pursuant to existing arrangements, (y) cash dividends or other distributions with respect to the Shares or (z) as contemplated by this Agreement or as disclosed on Schedule 6.17;
     (xiv) modify its policy or practice regarding the timing of the collection or payment of its accounts receivable or accounts payable or the dispute thereof or otherwise change its policy or practice with respect to accounting matters, accruals and/or reserve estimates or change its practice with respect to capital expenditures or other cash disbursements (except as required by GAAP) which would be reflected as adjustments to cash flow from operations in a GAAP financial statement;
     (xv) make or change any election, change an annual accounting period, adopt or change any accounting method except as required by GAAP, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, if such election, adoption, change, amendment, agreement, settlement or surrender would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Balance Sheet Closing Date;
     (xvi) settle, release or forgive any claim or litigation or waive any right thereto requiring a payment by the Company and/or its Subsidiaries, taken as a whole, in excess of $30,000 and excluding any actions with respect to any Chapter 11 claims;
     (xvii) make any capital expenditures which are inconsistent with the budget set forth on Schedule 6.15(c) hereto; or
     (xviii) commit to do any of the foregoing.
     (b) From and after the date hereof and until the Closing Date, except as otherwise required or expressly permitted pursuant to the terms hereof, the Company shall and shall cause each of its Subsidiaries to:
     (i) continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use;
     (ii) continue to conduct its business in the ordinary course consistent with past practice;
     (iii) deliver to the Buyer, (A) no later than 15 days after the end of each calendar month, the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the last day of such month, and the related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries for such month and (B) the reports set forth on Schedule 8.1(b)(iii);
     (iv) make capital expenditures in the ordinary course of its business, consistent with past practices and in accordance with the budget set forth on Schedule 6.15(c) hereto.
     (c) In addition and without limitation to the restrictions set forth in Section8.1(a), unless otherwise permitted by Section 2.1, from and after the second business day following the Closing Notice Delivery Date and until the Closing Date, the Company shall not and shall not permit its Subsidiaries to, except as otherwise required or permitted pursuant to the terms of this Agreement:

     (i) make any cash dividends or other distributions with respect to the Shares;
     (ii) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse the obligations of any other Person (excluding the incurrence of any Intercompany Liability);
     (iii) make any payments or incur any obligations or liabilities to any Affiliate of the Company (other than a Subsidiary of the Company) or to any Seller, other than for compensation and benefits paid in the ordinary course of business, consistent with past practices, to Sellers who are employees of the Company;
     (iv) make any loans, advances or capital contributions (excluding the incurrence of any Intercompany Liability);
     (v) settle, release or forgive any claim or litigation or waive any right thereto, except in the ordinary course of business, consistent with past practices;
     (vi) take any other action which could be reasonably expected to affect the cash or the net working capital position of the Company or any of its Subsidiaries and which is outside of the ordinary course of business, consistent with past practices; or
     (vii) commit to do any of the foregoing.
          SECTION 8.2. Consents and Approvals. The Company and its Subsidiaries shall use their commercially reasonable efforts to obtain all necessary Consents of Governmental Entities, and of all other Persons required to be obtained by the Company or the Sellers to effect the transactions contemplated by this Agreement prior to Closing. As promptly as practicable hereafter, the Company shall make or cause to be made all filings and submissions under laws applicable to it as may be required for the consummation of the transactions contemplated by this Agreement. The Company and the Sellers shall coordinate and cooperate with the Buyer in exchanging in a timely manner such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing.
          SECTION 8.3. Access to Properties and Records. The Company and its Subsidiaries shall afford to the Buyer, and to the accountants, counsel, lenders and representatives of the Buyer (the “Buyer Representatives”), reasonable access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Section 14) to all properties, assets, books, Contracts, and files and records of the Company and its Subsidiaries and, during such period, shall furnish promptly to the Buyer and Buyer Representative all other information concerning the Company and its Subsidiaries, properties and personnel as the Buyer or any Buyer Representative may reasonably request.
          SECTION 8.4. Negotiations. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 14 hereof, each of the Sellers and Leucadia severally agrees it shall not, and the Sellers’ Representative shall use commercially reasonable efforts to cause the officers and directors of any of the

Company or its Subsidiaries and any Persons acting on behalf of Leucadia or any of the Company or its Subsidiaries not to, directly or indirectly solicit, engage in discussions or negotiations with, provide any information to, or otherwise cooperate in any manner with, any Person or group (other than the Buyer or Buyer Representatives) concerning any proposal regarding (a) a direct or indirect sale or other disposition of all or a substantial part of the capital stock or assets (in one transaction or a series of related transactions) of any of the Company or its Subsidiaries, (b) a sale or issuance of any equity or debt securities of any of the Company or its Subsidiaries, or (c) any transaction outside of the ordinary course of business involving the Company that would reasonably be expected to preclude or materially increase the difficulty of the consummation of the transactions contemplated by this Agreement. Each Seller will promptly advise the Buyer of any inquiry or proposal by a third party of which such Seller has knowledge.
          SECTION 8.5. Commercially Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, each of the Sellers shall use, and the Sellers’ Representative shall cause each of the Company and its Subsidiaries to use, commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in an expeditious manner the transactions contemplated hereby.
          SECTION 8.6. Assistance with Financing. In furtherance and not in limitation of the terms of Section 8.5, in order to assist with obtaining the financing specified in the Financing Letter or any Substitute Financing, prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to (a) provide such reasonable cooperation as the Buyer may reasonably request in connection with the financing transactions contemplated by the Financing Letter, (b) make available to the Buyer and its representatives the officers of the Company and its Subsidiaries to execute any reasonably necessary officers’ certificates or management representation letters to the Company’s or its Subsidiary’s accountants to issue unqualified reports with respect to the 2005 Financial Statements, the Unaudited Financial Statements and, in accordance with Section 8.12(b), the audited financial statements for the period from January 1, 2005 to the Plan Effectiveness Date (the “Required Financial Information”), (c) upon reasonable prior notice, use commercially reasonable efforts to make senior management and other representatives of the Company and its Subsidiaries available to participate in (i) meetings with investors and rating agencies and (ii) the preparation of any information packages, offering memoranda, prospectuses and other offering materials (the “Offering Materials”) or other materials reasonably required in connection with such meetings, and (d) request that the present and former independent accountants of the Company and its Subsidiaries (i) cooperate with and assist the Buyer and the other parties to the Financing Letter in preparing the Offering Materials, including the Required Financial Information, (ii) participate in drafting sessions related to the preparation of the Offering Materials, (iii) make work papers reasonably available to Buyer and the other parties to the Financing Letter and their respective representatives, (iv) deliver “comfort-letters” in customary form in connection with any offering or financing and (v) deliver consents to the inclusion of financial statements required in connection with any offering or financing; provided, however, that (A) all Offering Materials used prior to the Closing Date shall include disclaimers that none of the Company or its Subsidiaries, or their respective officers, directors or control persons (as such term is defined in the Securities Act of 1933 as amended) are responsible for any of the contents thereof and (B) the Buyer shall (1) provide copies to the

Company of Offering Materials used prior to the Closing Date and (2) to the extent reasonably practicable, shall allow the Company an opportunity to comment thereon; and further provided that the obligations set forth in this Section 8.6 do not unreasonably interfere with the ongoing business of the Company, cause any representation or warranty in this Agreement to be breached, cause any closing condition set forth in Section 13 to fail to be satisfied or otherwise cause the breach of this Agreement or involve any binding commitment by the Company or the Sellers or any of their Affiliates. Any activities undertaken by the Sellers in connection with this Section 8.6 or in respect of obtaining financing for the Buyer will be at the sole expense of the Buyer and will not require any acts that result in an undue burden on or unreasonable disruption to the Company’s Business under the circumstances.
          SECTION 8.7. Restructuring Transactions. The Company and its Subsidiaries shall use commercially reasonable efforts to consummate the Restructuring Transactions prior to the Closing Date.
          SECTION 8.8. Notice of Breach. Each Seller and the Company severally agrees that through the Closing Date, it shall promptly give written notice with particularity upon having Knowledge of any matter that constitutes a breach of any representation, warranty, agreement or covenant contained in this Agreement.
          SECTION 8.9. Non Solicitation; Confidentiality.
          (a) Each Seller (other than the Sellers listed on Schedule 8.9(i) and any current or future Affiliates of such Sellers) and its respective Affiliates severally agrees that during the Restricted Period, neither such Seller nor any of its Affiliates shall directly or indirectly solicit the employment of, or employ, any individual who is an employee of the Company or its Subsidiaries at any time from the date hereof through the Closing Date; provided, that neither (i) generalized searches through media advertisement or employment firms in each case that are not directed to such personnel, nor (ii) soliciting such individuals following their termination of employment or notification of termination by the Company or any of its Subsidiaries shall constitute a violation of the foregoing; provided, further, however, that in no event shall such Seller or any of its Affiliates (y) solicit the employment during the Restricted Period of any of the individuals set forth on Schedule 8.9(a) or, (z) (A) in the case of a Seller (or any of its Affiliates) listed on Schedule 8.9(ii) who is then in compliance with the terms of his Agreement as to Patent Rights, Confidentiality and Post Employment Restraints with the Company, employ during the period commencing on the Closing Date and ending 12 months after the Closing Date any such individuals and (B) in the case of any Seller who is not listed on Schedule 8.9(i) or Schedule 8.9(ii), employ any such individual during the Restricted Period. Notwithstanding anything to the contrary in this Section 8.9, any Seller (other than any Seller listed on Schedule 8.9(i)) who (i) is not an employee of the Company on the Closing Date (other than LUK LLC) or (ii) is an employee of the Company on the Closing Date whose employment is thereafter terminated by the Company without cause, may solicit the employment or employ any former employee of the Company or its Subsidiaries in a business which is not, and is not related to, the telecommunications business, if such former employee’s employment has been terminated by the Company (or one of its Subsidiaries) without cause. Notwithstanding anything to the contrary in this Section 8.9(a), in no event shall any current or future Affiliates of any

Seller listed on Schedule 8.9(i) be bound now or at any time in the future by the provisions of this Section 8.9(a).
          (b) Each Seller further severally agrees that during the Restricted Period such Seller shall and shall cause its Affiliates to keep confidential and not disclose or transfer any proprietary information regarding the Company or any of its Subsidiaries obtained in connection with the transactions contemplated hereby or otherwise unless such information (i) is or becomes publicly available, (ii) is disclosed after written approval for such disclosure has been given by the Sellers’ Representative, or (iii) is requested pursuant to, or required by applicable law, regulation or stock exchange rules, to be disclosed (provided, that the party receiving such request shall promptly notify the Buyer, so that the Buyer may seek a protective order or other appropriate remedy) or (iv) for a Seller who is an employee of the Company at such time, is used in the performance of his duties as an employee of the Company. In addition, each Seller severally agrees that neither it nor any of its Affiliates shall, during the Restricted Period, utilize any customer lists, customer records or customer databases of the Company or any of its Subsidiaries to participate or engage directly or indirectly, on its own behalf, or on behalf of its then current employer (other than the Company or its Subsidiaries), in the solicitation of the business of any customer of the Company or its Subsidiaries that was a customer of the Company or any of its Subsidiaries as of the Closing Date.
          SECTION 8.10. Non-Disclosure. Until the Closing, each Seller severally agrees that it shall hold, and shall cause its employees, agents, Affiliates, consultants, representatives and advisors to hold, any information which it or they receive in connection with the activities and transactions contemplated by this Agreement in strict confidence in accordance with and subject to the confidentiality terms of the Non-Disclosure and Protective Agreement, dated as of January 9, 2006, between the Buyer and Leucadia (the “Non-Disclosure Agreement”) as if it were a party thereto.
          SECTION 8.11. Specific Performance. Without limiting the remedies available to the Buyer and the Company under this Agreement, the Sellers acknowledge that a breach of any of the covenants contained in Sections 8.4, 8.9 or 8.10 will result in material irreparable injury to the Buyer and the Company for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Buyer and the Company shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach of either Sections 8.4, 8.9 or 8.10, restraining the breaching Seller from engaging in activities prohibited by Sections 8.4, 8.9 or 8.10 or such other relief as may be required specifically to enforce any of the covenants in Sections 8.4, 8.9 and/or 8.10.
          SECTION 8.12. Preparation of Financials.
          (a) The Company and its Subsidiaries shall use their commercially reasonable efforts to cause the auditors of the Company to conduct an audit of the Company and its Subsidiaries for the fiscal years ended December 31, 2004 and December 31, 2003 and to deliver to the Buyer the Historical Financial Statements as soon as practicable.

          (b) If and when requested by the Buyer, the Company and its Subsidiaries shall use their commercially reasonable efforts to cause the auditors of the Company to conduct an audit of the Company and its Subsidiaries for the period from January 1, 2005 through the Plan Effectiveness Date and to deliver to the Buyer the audited consolidated balance sheet of the Company and its Subsidiaries as at the Plan Effectiveness Date and the related audited consolidated statement of operations and cash flows of the Company and its Subsidiaries for such period; provided, that the fees, costs and expenses of the Company’s auditors in connection with the preparation of such audit shall be paid by the Buyer promptly upon request from the Company or Company’s auditors, as the case may be, and shall not be accrued as a current liability on the Closing Balance Sheet.
SECTION 9. COVENANTS OF THE BUYER.
          SECTION 9.1. Consents and Approvals. The Buyer shall use commercially reasonable efforts to obtain all necessary Consents of Governmental Entities and of all other Persons required to be obtained by the Buyer to effect the transactions contemplated by this Agreement prior to Closing. As promptly as practicable hereafter, the Buyer shall make or cause to be made all filings and submissions under laws applicable to it as may be required for the consummation of the transactions contemplated by this Agreement. The Buyer shall coordinate and cooperate with the Sellers’ Representative in exchanging in a timely manner such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing.
          SECTION 9.2. Commercially Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, the Buyer shall use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.
          SECTION 9.3. Notice of Breach. Through the Closing Date, the Buyer shall promptly give written notice with particularity to the Sellers’ Representative upon having Knowledge of any matter that may constitute a breach of any of its representation, warranty, agreement or covenant contained in this Agreement.
          SECTION 9.4. Employees and Employee Benefits.
          (a) Except as may be specifically required by applicable laws or the terms of any employment agreement relating to the employees of the Company or its Subsidiaries, none of the Company or its Subsidiaries shall have any obligation to continue any employment relationship with any employees for any specific period of time after the Closing Date or to maintain or continue any particular employee benefit plan or arrangement. Subject to the foregoing, the Company may amend or terminate any Company Plan at any time following the Closing Date in accordance with their respective terms and applicable law.
          (b) From and after the Closing Date, each employee of the Company and its Subsidiaries shall receive full credit for all service with the Company and its Subsidiaries and their Affiliates for purposes of any employee benefit plan sponsored or maintained by the Buyer or any of the Company or its Subsidiaries for purposes of eligibility, vesting and calculation of severance or vacation benefits, if applicable, (but not for benefit accrual purposes under any pension, other qualified retirement plan, or nonqualified deferred compensation plan) but only to the extent such service was taken into account under any similar Company Plan. The Buyer (i) shall waive, or request its insurance carriers to waive, all limitations as to pre-existing and at work conditions, if any, with respect to participation and coverage requirements applicable to the participants under the Buyer’s welfare plans (except for limitations or waiting periods that are already in effect and that have not been satisfied with respect to such participants), and (iii) shall provide equitable credit to the participants under the Buyer’s welfare plans, as applicable, for any co-payments and deductibles paid by such participants under the Company Plans during the year in which the Closing Date occurs.
          SECTION 9.5. Non-Disclosure. Until the Closing, the Buyer shall hold, and shall cause Buyer Representatives to hold, any information which it or they receive in connection with the activities and transactions contemplated by this Agreement in strict confidence in accordance with and subject to the terms of the Non-Disclosure Agreement.
          SECTION 9.6. Financing. In furtherance and not in limitation of the terms of Section 9.2, as promptly as practicable following the execution and delivery of this Agreement, the Buyer shall use commercially reasonable efforts to obtain the financings specified in the Financing Letter. The Buyer shall not amend, modify or waive any conditions with respect to the Financing Letter in a manner which could materially impair the ability of the Buyer to consummate the transactions contemplated by this Agreement, without the prior written consent of the Sellers’ Representative. If financing in the amounts set forth in the Financing Letter, or any portion thereof, become unavailable to the Buyer on the terms and conditions set forth therein, then the Buyer shall use commercially reasonable efforts to obtain substitute financing on terms and conditions reasonably satisfactory to the Buyer (“Substitute Financing”). Other than actions taken in the ordinary course of business between the date hereof and Closing, the Buyer may not take any action which would adversely affect its ability to obtain the financing specified in the Financing Letter or as contemplated by any Substitute Financing. The Buyer shall give the Sellers’ Representative prompt notice upon becoming aware of any material breach by any party of the Commitment Letter or any termination of the Commitment Letter. The Buyer shall keep the Sellers’ Representative informed on a reasonably current basis in reasonable detail of the status of its efforts to consummate the Financing.
          SECTION 9.7. Letters of Credit.
          (a) At the Closing, the Buyer shall use its commercially reasonable efforts to cause the Leucadia Letters of Credit, and the collateral securing such letters of credit, to be replaced and for the Leucadia Letters of Credit to be extinguished (such that Leucadia is released from its obligation to pledge the collateral represented by the Leucadia Letters of Credit); provided, that the Buyer shall cause the Leucadia Letters of Credit, and the collateral securing such letters of credit, to be so replaced and extinguished no later than the second anniversary of the Closing Date and that Leucadia shall have no obligation to renew or maintain the Leucadia Letters of Credit after the second anniversary of the Closing Date; provided, further, that if on the Closing Date any Leucadia Letters of Credit remain outstanding, the Buyer shall pay any letter of credit fees incurred in connection with the maintenance of, or replacement by Leucadia of any Leucadia Letters of Credit and shall indemnify and hold Leucadia harmless from any Damages incurred by Leucadia and promptly reimburse Leucadia for any drawings under any Leucadia Letters of Credit from and after the Closing Date under (i) such letters of credit, including any letter of credit fees incurred in connection with the maintenance of, or replacement by Leucadia after the Closing Date of any Leucadia Letters of Credit; and (ii) pursuant to the Verizon Settlement Agreement, in respect of the obligation to maintain letters of credit.
          (b) In the event that the Buyer has not replaced all of the Leucadia Letters of Credit at Closing, the Buyer shall cause Deutsche Bank Securities Inc., Credit Suisse First Boston, JPMorgan Chase, Citibank N.A., Bank of America, Wells Fargo, Wachovia, Jefferies & Company, Inc., SunTrust Banks, Merrill Lynch or another bank organized under the laws of the United States or a State thereof, reasonably acceptable to Leucadia, in each case with no less than $500,000,000 in capital and a rating by Moody’s and Standard & Poor’s of no less than Al and A+ respectively, to issue a letter of credit (a “Buyer Letter of Credit”) to secure the payment obligations under each Leucadia Letter of Credit on payment terms and for a period of existence reasonably acceptable to Leucadia. Any Buyer Letter of Credit shall be renewed, and continue in existence, until the corresponding Leucadia Letters of Credit has been replaced by the Buyer or has expired or terminated and all payment obligations under the Buyer Letter of Credit have been satisfied and all collateral in connection with the Leucadia Letters of Credit has been released or an equivalent amount has been drawn upon the Buyer Letter of Credit by Leucadia.
          SECTION 9.8. Chapter 11 Claim Administration.
          (a) From and after the Closing Date, the Buyer shall cause the Company to administer the Chapter 11 Claims in accordance with the reasonable directions of the Sellers’ Representative; provided that any activities undertaken by the Company in connection with the administration of the Chapter 11 Claims shall not require acts that result in an undue burden on, or unreasonable disruption to, the Buyer or the Company’s Business; provided, however, that the administration of Chapter 11 Claims in a manner consistent with the Company’s past practices since the Plan Effectiveness Date shall not be deemed to constitute an undue burden on, or unreasonable disruption to, the Buyer or the Company’s Business.
          (b) The Restricted Cash Balance and the Additional Chapter 11 Claims Escrow Amount (collectively, the “Chapter 11 Reserve”) shall be used to satisfy Chapter 11 Claims incurred by the Company after Closing. The Restricted Cash Balance must be exhausted before the first dollar of the Additional Chapter 11 Claims Escrow Amount is expended to satisfy a Chapter 11 Claim to the extent that such Chapter 11 Claim is of the type which the Restricted Cash Balance was intended to satisfy. To the extent that at any time the Chapter 11 Claims exceed the then outstanding amount of the Chapter 11 Reserve, the Sellers will jointly and severally indemnify the Buyer Indemnified Parties from any related Damages, but only to the extent (i) such Damages do not result from the negligence or willful misconduct of the Buyer and (ii) the Buyer has complied with the terms of Section 9.8(a). For the avoidance of doubt, any indemnification claims made by any Buyer Indemnified Party pursuant to this Section 9.8(b) shall not be subject to the limitations on indemnification set forth in Section 12.2(a).

          (c) The Buyer shall not consent to the entry of a judgment or enter into any settlement with respect to any Chapter 11 Claim without the written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld or delayed.
          SECTION 9.9. Access to Properties and Records. Following the Closing, the Buyer shall cause each of the Company and its Subsidiaries, during regular business hours to the extent reasonably possible for the purposes of meeting the objectives described in (x) and (y) below, upon reasonable prior notice and at Leucadia’s expense, to afford to Leucadia, and to the accountants, counsel and representatives of Leucadia, reasonable access to all properties, books, contracts, commitments and files and records of the Company and its Subsidiaries and shall make available to Leucadia, and to the accountants, counsel and representatives of Leucadia, such of the officers and employees of the Company and its Subsidiaries as Leucadia may reasonably request solely in connection (x) with post-closing matters under this Agreement including, without limitation, with respect to adjustments to the Purchase Price or any obligations of the Sellers to indemnify the Buyer pursuant to this Agreement, and (y) for the purpose of the timely preparation of Leucadia’s 2006 consolidated financial statements to be included in the filings with the Securities and Exchange Commission. The activities contemplated by clause (y) above include (i) preparation of internal reporting packages, supplemental schedules and responses to review questions normally requested by Leucadia as part of its 2006 quarterly and annual closing process, (ii) completion of management’s 2006 assessment of the effectiveness of the Company’s internal control over financial reporting, and (iii) completion of the report of Leucadia’s independent registered public accountants with respect to their 2006 audit of Leucadia’s financial statements, their 2006 audit of management’s assessment of the Company’s internal control over financial reporting and their 2006 audit of the effectiveness of the Company’s internal control over financial reporting (the “Leucadia Reporting Activities”). Such information shall be made available to Leucadia after receipt of reasonable notice from Leucadia, during normal business hours, if possible, at Leucadia’s expense; provided that the Buyer shall be excused from its obligations under this Section 9.9 for so long as a Force Majeure Event that, in the reasonable judgment of the Buyer, prevents the Buyer from complying with the terms of this Section 9.9, exists; provided, further, that the Buyer shall have no liability to Leucadia with respect to any penalties, fines, losses, Damages or other liability under the Securities Exchange Act of 1934, as amended, incurred by Leucadia in connection with the filings and reports contemplated by this Section 9.9; and provided, further, that Leucadia shall use commercially reasonable efforts to commence and complete the Leucadia Reporting Activities promptly, expeditiously and with as little disruption to the Buyer as is reasonably practicable under the circumstances. For the avoidance of doubt, this Section 9.9 shall not be construed as creating any obligation on the Buyer to (i) maintain an employment relationship with any individuals employed by the Company and its Subsidiaries on the Closing Date or (ii) make any filing with the Securities and Exchange Commission on behalf of, or in respect of, Leucadia or the transactions contemplated by this Agreement. Leucadia shall treat all information provided by the Buyer with the same level of care and confidentiality as each maintains with respect to its own information.
          SECTION 9.10. Preservation of Books and Records. Each Seller and Buyer agree that it shall preserve and keep the records held by it or its Affiliates relating to the respective businesses of the Company and the Subsidiaries until the expiration of the relevant period of any indemnity obligation by the Sellers (or for such longer period as may be required by any

Governmental Entity, legal proceeding or applicable law) and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings or tax audits against or governmental investigations of the Sellers or Buyer or any of their Affiliates in connection with this Agreement or in order to enable the Sellers or Buyer to comply with their respective obligations under the Transaction Documents. In the event any Seller or Buyer wishes to destroy such records after that time, such party shall first give 90 days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that 90 day period, to take possession of the records within 180 days after the date of such notice.
          SECTION 9.11. WARN Act Liabilities. Prior to the Closing Date, the Company shall comply in all material respects with the requirements of the WARN Act or any comparable state or local Law. Within seven (7) days of the Closing Date, the Company shall notify the Buyer in writing of every employment termination within the 90 day period prior to the Closing Date (or any other applicable period under state or local law) from all single sites of employment which may under the WARN Act or any comparable state or local law be a basis for imposing WARN Act liability (or similar liability under any state or local law) against the Buyer and its Affiliates. To the extent required to comply with the WARN Act or any comparable state or local law, the Buyer and the Company shall reasonably cooperate with each other in making any notices required by the WARN Act or any comparable state or local Law relating to the termination or employment of employees. The Buyer shall be solely responsible for giving any notice to employees required by the WARN Act or any comparable state or local Law to be given after the Closing.
          SECTION 9.12. Solvency Evaluations. To the extent the Buyer is obligated to provide any officers’ certificates or evaluations prepared by third parties (other than legal counsel) to any lender in connection with the financing contemplated by the Financing Letter with respect to the solvency of the Buyer, the Buyer will (i) provide, or cause to be provided, copies of such officers’ certificates to the Sellers’ Representative and (ii) use commercially reasonable efforts to (A) provide, or cause to be provided, any such third party evaluations to Sellers’ Representative and (B) cause the Sellers to be additional addressees of such third party evaluations.
SECTION 10. TAXES.
          SECTION 10.1. Tax Covenants.
          (a) Leucadia shall control the preparation and filing of all Tax Returns with the appropriate federal, state, local and foreign governmental agencies relating to the Company and its Subsidiaries for periods ending on or prior to the Closing Date and shall pay (or cause to be paid) all Taxes due with respect to such Tax Returns. Leucadia shall include the income of the Company and its Subsidiaries (including any deferred items triggered into income by Treasury Regulations Section 1.1502-13 and any excess loss account taken into income under Treasury Regulations Section 1.1502-19) on Leucadia’s consolidated federal income Tax Returns for all periods through the end of the Closing Date and pay any federal income Taxes attributable to such income.

          (b) Buyer shall prepare and file, or cause to be prepared and filed, all Straddle Tax Returns required to be filed by the Company and each of its Subsidiaries and shall cause the Company and each of its Subsidiaries to pay the Taxes shown to be due thereon; provided, however, that Sellers shall promptly reimburse Buyer for the portion of such Tax allocable to the Pre-Closing Tax Period (determined under Section 10.1.(c)) to the extent such Taxes are in excess of Taxes reflected or otherwise taken into account in determining Net Working Capital. All such Tax Returns shall be prepared consistent with past practice, except to the extent there is no substantial authority, for any such past practice. Buyer shall allow Sellers to review, comment upon and reasonably approve without undue delay any Straddle Tax Return at any time during the forty five (45) day period immediately preceding the filing of such Tax Return. Buyer shall deliver to Leucadia completed drafts of all such Tax Returns at least thirty (30) days prior to the filing thereof for Leucadia’s review, comment and reasonable approval without undue delay. Buyer and Sellers agree to cause the Company to file all Tax Returns for any Straddle Period on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant Tax authority will not accept a Tax Return filed on that basis.
          (c) In the case of any Straddle Period, (i) real, personal and intangible property Taxes (the “Property Taxes”) of the Company allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes of the Company (other than Property Taxes) allocable to the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date (and for such purpose, to the extent practical, the Tax Period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time).
          (d) The Sellers shall be entitled to, and the Buyer shall pay to the Sellers within five (5) days of the receipt, or the utilization as a credit, by the Buyer or any of its Affiliates, of any refund of any Taxes of the Company or any of its Subsidiaries that are attributable to the Pre-Closing Tax Period or any other Taxes that are indemnifiable by the Sellers (including any interest received thereon) to the extent that such refunds are in excess of amounts reflected as current tax assets on the Closing Balance Sheet.
          (e) Buyer shall not, and shall not permit any of its Affiliates to, carry back any loss , credit or other Tax attribute of the Company or any of its Subsidiaries to a any period prior to the Closing without the prior written consent of the Sellers, which consent shall not be unreasonably withheld or delayed.
          (f) Leucadia will cause any tax sharing agreement or similar arrangement with respect to Taxes involving the Company or its Subsidiaries on the one hand, and Leucadia or any of its Affiliates on the other hand, to be terminated effective as of or prior to the Closing Date, to the extent any such agreement or arrangement relates to the Company or its Subsidiaries, and after the Closing Date the Company shall have no obligation under any such agreement or arrangement for any past, present or future period.

          SECTION 10.2. Cooperation. The Sellers’ Representative and the Buyer shall cooperate in good faith, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives to cooperate in good faith, in connection with (i) the preparation and filing of all Tax Returns relating to the Company and its Subsidiaries, (ii) the determination of the Sellers, the Buyer or their respective Affiliates, as the case may be, of any liability for any Taxes relating to the Company or its Subsidiaries, (iii) any audit, dispute or other examination or assessment by any taxing authority with respect to such Taxes, or (iv) any judicial or administrative proceeding relating to liability for such Taxes. The Buyer and LUK LLC agree to retain or cause to be retained all books and records with respect to Taxes relating to the Company and its Subsidiaries until the applicable period for assessment under applicable law (giving effect to all valid extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any taxing authority. The Buyer agrees to give LUK LLC reasonable notice prior to transferring, discarding or destroying any such books and records.
          SECTION 10.3. Indemnification. The Sellers jointly and severally covenant and agree, from and after the Closing Date, to defend, indemnify and hold harmless the Buyer and each of its Affiliates and the Company and its Subsidiaries (collectively, the “Buyer Tax Indemnitees”) from and against, and pay or reimburse the Buyer Tax Indemnitees for (a) to the extent in excess of Taxes reflected or otherwise taken into account in determining Net Working Capital, all liability for Taxes of the Company or any of its Subsidiaries (i) for Pre-Closing Tax Periods or (ii) attributable to any failure to comply with any of the covenants or agreements or breach of representations contained in Section 10.6 of Sellers or the Company (to the extent required to be performed by the Company prior to the Closing) under this Agreement; (b) all liability by reason of the several liability of the Company or any of its Subsidiaries pursuant to Treasury Regulations § 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of the Company or any of its Subsidiaries having been a member of any Affiliated Group on or prior to the Closing Date, except for any such Tax that is attributable to the Company or any of its Subsidiaries for the period beginning on the date following the Balance Sheet Closing Date (determined under the principles contained in Section 10.1(c)); and (c) except for any Transfer Taxes and any Taxes otherwise described in clause (a) or (b) of this Section 10.3, all liability for Taxes of the Company or any of its Subsidiaries for any period ending on or before the Closing Date (i) resulting from the transactions contemplated by this Agreement or (ii) incurred or accrued outside the ordinary course of business; provided, however, that none of the Sellers (other than LUK LLC) shall have any obligation under this Section 10.3 or Sections 10.4 or 10.5 (in the aggregate with any liability under Section 12) in an amount in excess of the portion of the Purchase Price to which such Seller is entitled pursuant to this Agreement. For the avoidance of doubt, LUK LLC shall be liable for the amount of any indemnification obligations under this Section 10.3, or Sections 10.4 or 10.5 any such Seller is relieved of pursuant to the limitation described in the foregoing proviso.
          SECTION 10.4. Contest Provisions. If an audit, examination, litigation or claim is commenced by any Tax authority which may result in an indemnity payment to a Buyer Tax Indemnitee pursuant to Section 10.3, Buyer shall promptly notify Sellers of such audit or claim (a “Tax Proceeding”), stating the nature and basis of any such claim and the amount thereof, to the extent known. Failure to give such notice shall not relieve Sellers from any liability which it may have on account of this indemnification or otherwise, unless the Sellers are materially prejudiced thereby. Sellers’ Representative will have the right, at its option, upon timely notice to Buyer, to assume control or any defense of any Tax Proceeding with their own counsel. Sellers’ Representative’s right to control a Tax Proceeding will be limited to amounts in dispute which would be paid by Sellers or for which Sellers would be liable pursuant to Section 10.3. Costs of such Tax Proceeding are to be borne by Sellers (subject to the proviso in Section 10.3 unless the Tax Claim relates to taxable periods ending after the Closing Date, in which event such costs will be fairly apportioned. Buyer and the Company shall cooperate with Sellers’ Representative in connection with any Tax Proceeding, which cooperation shall include the retention and, upon Sellers’ Representative’s request, the provision of records and information which are reasonably relevant to such Tax Proceeding, making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder and providing Sellers’ Representative with any powers of attorney that would be necessary for Sellers’ Representative to assume the control or defense of any Tax Proceedings as provided in this Section 10.4. Notwithstanding the foregoing, Sellers’ Representative shall neither consent nor agree (nor cause the Company to consent or agree) to the settlement of any Tax Proceeding with respect to any liability for Taxes that may adversely affect the liability for any state or federal income tax of the Company or any of its Subsidiaries or any Affiliated Group of which the Company or any of its Subsidiaries is a member for any tax not otherwise indemnifiable under this Section 10 without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), and neither Sellers’ Representative, nor any of its Affiliates, shall file an amended Tax Return that may adversely affect the liability for Taxes of the Company or any of its Subsidiaries that is not otherwise indemnifiable under this Section 10 without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed). For the avoidance of doubt, Buyer and Sellers shall jointly control all proceedings taken in connection with any claims for Taxes relating solely to a Straddle Period of the Company or any of its Subsidiaries as provided above in this Section 10.4.
          SECTION 10.5. Transfer Taxes. All excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the transactions contemplated by this Agreement (the “Transfer Taxes”), shall be borne 50% by the Buyer and 50% by the Sellers (subject to the proviso in Section 10.3). Notwithstanding Section 10.2, which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for filing such Tax Returns, and such party will provide such Tax Returns to the other party at least ten (10) days prior to the due date for such Tax Returns for the other party’s review, comment and reasonable approval without undue delay.
          SECTION 10.6. Section 338(h)(10) Elections. (a) Leucadia and the Buyer shall join in making (or shall cause to be made) elections under Section 338(h)(10) of the Code and the Treasury Regulations thereunder and any corresponding or similar elections under state, local or foreign tax law with respect to the Company and its Subsidiaries (other than CoreComm LLC, CoreComm Services, LLC and the other Non-Electing Subsidiaries) (collectively, the “Section 338(h)(10) Elections”). As the common parent of an Affiliated Group of corporations of which the Company and all the Company’s Subsidiaries (other than CoreComm LLC, CoreComm Services, LLC and the Non-Electing Subsidiaries) are members and which is eligible to file and does file a consolidated federal income tax return, Leucadia is not restricted in its ability to make Section 338(h)(10) Elections as contemplated by this Section 10.6. Each of CoreComm LLC and CoreComm Services, LLC are disregarded as an entity separate from the Company under Treas. Reg. Section 301.7701-3(b). The fair market value of the gross assets of the Non-Electing Subsidiaries is less than $60,000, and the Non-Electing Subsidiaries have no liabilities, or will have no liabilities at the Closing. For the purpose of making each of the Section 338(h)(10) Elections for U.S. federal income tax purposes, on or prior to the Closing Date, Leucadia shall deliver to Buyer an executed original IRS Form 8023 (or successor form). Buyer shall file the Form 8023 with the appropriate Tax authority at least 30 days prior to the due date of such form and will provide Leucadia a copy of such filing.
          (b) Buyer shall be responsible for the preparation and filing of all forms and documents required to effectuate the Section 338(h)(10) Elections. In addition to the Form 8023, Leucadia shall execute (or cause to be executed) and deliver to Buyer such additional documents or forms as are reasonably requested to complete properly the Section 338(h)(10) Elections at least 30 days prior to the date such documents and forms are required to be filed.
          (c) Within 120 days after the Closing Date, Buyer shall provide to Leucadia a schedule (the “Allocation Schedule”) allocating the Purchase Price (as adjusted pursuant to Section 3.1) and any other items that are treated as additional purchase price for tax purposes among the different items of assets of the Company and its Subsidiaries (other than the assets of the Non-Electing Subsidiaries). Thereafter, Buyer shall provide to Leucadia from time to time revised copies of the Allocation Schedule so as to report any matters on the Allocation Schedule that need updating. Leucadia shall have the right to review and comment upon the Allocation Schedule and any revised copies of such schedule. Subject to the consent of Leucadia to the Allocation Schedule (or the resolution of any disputes between Leucadia and Buyer as provided below in this Section 10.6) or the revisions to such schedule, Leucadia and Buyer shall allocate the Purchase Price in accordance with the Allocation Schedule or, if applicable, the last revision of such Schedule provided by Buyer to Leucadia. If the parties are unable to reach agreement on the Allocation Schedule, any unresolved matters shall be referred to the Independent Accounting Firm, and the resolution of such matters by the Independent Accounting Firm shall be final and binding on the parties. The fees and expenses of the Independent Accounting Firm shall be borne equally by Leucadia and Buyer. All Tax Returns and reports, including Internal Revenue Service Form 8023, filed by Leucadia, Buyer and their respective Affiliates shall be prepared consistently with the Allocation Schedule, unless otherwise required by law. If any Tax authority contests the Allocation Schedule, Leucadia or Buyer, as the case may be, shall promptly notify the other party in writing of such contest and neither party shall take a position that is inconsistent with the Allocation Schedule without the prior consent of the other party, unless otherwise required by law.
          SECTION 10.7. CoreComm Communications. Buyer has no plan or intention to, and Buyer shall not before 2008, take any action to reincorporate the assets distributed by CoreComm Communications, Inc. (“CoreComm”) to the Company as a result of the conversion of CoreComm into a limited liability company pursuant to the Certificate of Conversion of CoreComm, filed with the Secretary of State of the State of Delaware on June 15, 2006, all as

determined for United States federal income tax purposes, including without limitation, transferring the membership interest in CoreComm Communications, LLC (“CoreComm LLC”) or transferring the assets owned by CoreComm to another corporation or making an election under Treasury Regulation Section 301.7701-3 to treat CoreComm LLC as an association taxable as a corporation.
          SECTION 10.8. Exclusivity. The indemnification provided for in this Section 10 shall be the sole remedy for any claim in respect of Taxes by the Buyer Tax Indemnitees. In the event of a conflict between the provisions of this Section 10, on the one hand, and the provisions of Section 12, on the other, the provisions of this Section 10 shall control other than with respect to the matters governed by Section 12.2(a) in which case Section 12.2(a) shall govern.
          SECTION 10.9. Time Limits. Any claim for indemnity under this Section 10 may be made at any time prior to 30 days following the expiration of the applicable statute of limitations.
SECTION 11. SELLERS’ REPRESENTATIVE.
          (a) Concurrent with the execution and delivery of this Agreement, each of the Sellers shall be deemed to appoint LUK LLC as their agent, representative and attorney-in-fact (“Sellers’ Representative”) and LUK LLC hereby agrees to act as Sellers’ Representative.
          (b) The Sellers’ Representative has the full power and authority to act on behalf of each Seller in connection with this Agreement and the other Transaction Documents including, without limitation, the power:
          (i) to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Sellers to consummate the transactions contemplated by this Agreement;
          (ii) to negotiate, execute and deliver all statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to given in connection with the consummation of the transactions contemplated by this Agreement;
          (iii) to terminate this Agreement if the Sellers are entitled to do so;
          (iv) to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with the any claims under this Agreement, including service of process in connection with arbitration;
          (v) to enter into the Escrow Agreement on behalf of the other Sellers, authorize delivery to the Buyer of cash from the Escrow Account in satisfaction of indemnification claims, object to deliveries to the Buyer of cash from the Escrow Account in satisfaction of indemnification claims, agree to negotiate, enter into settlements and compromises of, and comply with orders of Governmental Entities and awards of arbitrators with respect to such claims and otherwise take all actions in respect of the Escrow Agreement and the Escrow Account which the Sellers’ Representative determines is reasonably appropriate in the circumstances;
          (vi) to take all actions which under this Agreement may be taken by the Sellers and to do or refrain from doing any further act or deed on behalf of the Sellers which the Sellers’ Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as such Sellers could do if personally present; provided that nothing in this subsection shall permit the Sellers’ Representative from taking any action or to refrain from taking any action with respect to a Seller pursuant to Section 5, 8.4, 8.8, 8.9 and 8.10 which would give rise to any liability of such Seller without such Seller’s written consent; and
          (vii) to take all actions necessary or appropriate in the judgment of Sellers’ Representative for the accomplishment of the foregoing.
     Any notices delivered by Sellers’ Representative pursuant to this Agreement or the Escrow Agreement shall also be delivered to the addressees in Section 15.5.
          (c) A decision, act, consent, or instruction of Sellers’ Representative, including an amendment, extension or waiver of this Agreement or any claim, right or remedy provided hereunder, shall constitute a decision of the Sellers immediately prior to the Closing Date and shall be final, binding and conclusive upon the Sellers immediately prior to the Closing Date; and the Escrow Agent and the Buyer may rely upon any such decision, act, consent or instruction of Sellers’ Representative as being the decision, act, consent or instruction of the Sellers. The Escrow Agent and the Buyer are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Sellers’ Representative.
          (d) Sellers’ Representative shall have reasonable access to information about the Company and its Subsidiaries and the reasonable assistance of their respective officers and employees for the purpose of performing its duties and exercising its rights hereunder, provided that Sellers’ Representative shall treat confidentially and not disclose such nonpublic information from or about the Company or any Subsidiary to anyone other than the Sellers immediately prior to the Closing Date (except on a need to know basis to counsel and experts necessary to perform its duties hereunder who agree to treat such information confidentially).
          (e) Sellers’ Representative shall be solely responsible for disbursing to the Sellers their pro rata share of any and all amounts paid to the Sellers’ Representative on behalf of the Sellers pursuant to this Agreement. The Sellers’ Representative, acting pursuant to this Section 11, shall not be liable to any Seller for any act or omission, except in connection with any act or omission that was the result of the Sellers’ Representative’s gross negligence or willful misconduct. The Sellers’ Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).
          (f) The Sellers agree, severally but not jointly, to promptly indemnify the Sellers’ Representative for, and to hold the Sellers’ Representative harmless against, any and all demands, claims, actions or causes of action, suit, proceeding, claim, assessments, losses, amounts paid in settlement, damages, liabilities, obligations, judgments, settlements, interest and penalties, costs (including, without limitation, costs of investigation or enforcement) and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, incurred without gross negligence or willful misconduct on the part of the Sellers’ Representative, arising out of or in connection with the Sellers’ Representative carrying out its duties under this Agreement, including any Damages incurred by the Seller’s Representative and its Affiliates pursuant to or in connection with the transactions contemplated by this Agreement, the Stockholders Agreement dated as at the date hereof among the Sellers and the Escrow Agreement and any costs and expenses of defending the Sellers’ Representative against any claim of liability with respect thereto. The Sellers’ Representative may consult with counsel of its own choice and will have full and complete authorization and protection from liability to the Sellers for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel; provided that in no event shall a Seller’s liability under this Section 11(f), together with all other liability under this Agreement (other than such Seller’s liability under Section 5, 8.4, 8.8, 8.9 and 8.10), exceed the portion of the Purchase Price to which such Seller is entitled.
          (g) The Sellers agree that LUK LLC may resign as Sellers’ Representative and be replaced by any wholly-owned Subsidiary of Leucadia (as selected by Leucadia).
SECTION 12. INDEMNIFICATION.
          SECTION 12.1. Survival.
          (a) All of the representations and warranties of any Seller and the Company contained in this Agreement (the “Sellers’ Representations”) shall survive the Closing and continue in full force and effect until eighteen (18) months after the Closing Date; provided, however, that the representations and warranties contained in Section 5.1 (Authority), Section 5.4 (Title to Shares), Section 6.1 (Organization), and Section 6.4 (Capitalization of the Company) (collectively the “Sellers’ Perpetual Representations”), in each case, shall survive the Closing and continue in full force and effect forever thereafter; provided, further, that the representations and warranties contained in (i) Section 6.8 (Tax Matters) shall terminate at, and shall not survive, the Closing and (ii) Section 6.18 (Environmental Matters) (the “Sellers’ Environmental Representations”) shall survive the Closing and continue in full force and effect until thirty-six (36) months after the Closing Date. Except as provided in Section 12.2, all of the covenants of the Sellers contained in this Agreement or in any other Transaction Document shall survive the Closing and continue in full force and effect forever thereafter.
          (b) The representations and warranties of the Buyer set forth in this Agreement (the “Buyer’s Representations”) shall survive the Closing and continue in full force and effect until eighteen (18) months after the Closing Date; provided, however, that the representations and warranties contained in Section 7.1 (Organization) and Section 7.2 (Authority) (collectively the “Buyer’s Perpetual Representations”), in each case, shall survive the Closing and continue in full force and effect forever thereafter. All of the covenants of the Buyer contained in this Agreement or in any other Transaction Document shall survive the Closing and continue in full force and effect forever thereafter.

          (c) Notwithstanding anything to the contrary in this Section 12.1, any notice given in accordance with Section 15.5 of this Agreement (and delivered within the applicable survival period for such representation or warranty) claiming an alleged breach of any representation or warranty contained in this Agreement, in any other Transaction Document or in any certificate delivered pursuant to this Agreement shall without further action extend the survival period for the representation or warranty alleged to have been breached solely as applied to the specific circumstances set forth in such notice until immediately after the final resolution of the matter.
          SECTION 12.2. Indemnification Provisions for the Benefit of Buyer and Sellers.
          (a) In the event the Company or any Seller breaches any of Sellers’ Representations or Sellers’ Perpetual Representations and provided that, as to any claim for such breach of Sellers’ Representations or Sellers’ Perpetual Representations, the Buyer makes a written claim for indemnification against such Seller within the survival period, if applicable, then (i) with regard to breaches of Sellers’ Representations set forth in Section 5, each Seller severally agrees to indemnify the Buyer and each of its Subsidiaries (collectively, the “Buyer Indemnified Parties”) from and against all Damages that any Buyer Indemnified Party suffers resulting from or arising out of such event, and (ii) with regard to breaches of Sellers’ Representations set forth in Section 6, the Sellers jointly and severally agree to indemnify any Buyer Indemnified Party from and against all Damages that any Buyer Indemnified Party suffers resulting from or arising out of such event; provided, however, that the Sellers shall not have any obligation to indemnify from and against any Damages resulting from the breach of any Sellers’ Representation (as opposed to any covenants of the Sellers), other than Sellers’ Perpetual Representations (as to which no Deductible shall apply): (y) until the Buyer Indemnified Party has actually incurred aggregate Damages by reason of all such breaches (including by reason of indemnification claims pursuant to Section 12.2(b)(iv)) in excess of $3,500,000 (the “Deductible”) (after which point the Sellers will be obligated to indemnify the Buyer Indemnified Parties only to the extent of any such excess and (z) notwithstanding anything to the contrary contained in this Agreement, to the extent the aggregate amount of Damages for which the Sellers have actually indemnified the Buyer with respect to prior breaches of the Sellers’ Representations (other than Sellers’ Perpetual Representations as to which the Cap shall not apply) exceeds $15,000,000 (the “Cap”). Other than with respect to Sections 5, 8.4, 8.8, 8.9 and 8.10 hereof (as to which each Seller shall be liable in accordance with the applicable terms of this Agreement), notwithstanding anything to the contrary contained in this Agreement, no Seller (other than LUK LLC which shall be liable for the full amount of any such indemnification obligation) shall have any obligation to indemnify the Buyer or any Buyer Indemnified Party under any provision of this Agreement (including, without limitation, Sections 10 and 11) for an amount in excess of (i) in the aggregate for all such liability under this Agreement, including liability referred to in clause (ii) and to the Sellers’ Representative under Section 1 l(f), the portion of the Purchase Price to which such Seller is entitled pursuant to this Agreement and (ii) with respect to indemnification obligation subject to the Cap, such Seller’s pro rata portion of the Cap.
          (b) Without limiting the generality or effect of the foregoing, the Sellers shall jointly and severally indemnify (except, (A) as to clause (i) below, with respect to the covenants of the Sellers contained in Sections 8.4, 8.8, 8.9 and 8.10, for which the Sellers’ obligation to indemnify shall be several but not joint and (B) as to clause (v) below, for which LUK LLC shall be solely liable), defend and hold harmless the Company and its Subsidiaries and any Buyer Indemnified Party from and against any and all Damages resulting from or arising out of any of the following (which indemnification, defense and hold harmless shall not be subject to any of the limitations set forth in Section 12.2(a); provided, that the Sellers’ obligation to indemnify from and against (y) any Damages resulting from clauses (iii) and (vi) of this Section 12.2(b) shall be subject to the Deductible and Cap:
          (i) any breach of the covenants of the Sellers or the Company contained in this Agreement or in any other Transaction Document and any breach of Sellers’ Perpetual Representations;
          (ii) any business or property formerly owned or operated by the Company or any of its predecessors but not owned or operated by the Company immediately before the Closing, excluding any activities arising from the Company’s or its Subsidiaries ongoing performance under the transition services agreements entered into in connection with the Company Asset Sales;
          (iii) any claims by Verizon for amounts due from the Company (including claims under the Verizon Settlement Agreement), and whether known or unknown, liquidated or otherwise, from and after the Closing, which relate to services provided on or prior to the Closing Date and which amounts are not reflected as current liabilities on the Closing Balance Sheet (the “Unknown Verizon Claims”); provided, however, that the Sellers’ obligation to indemnify the Buyer for any Unknown Verizon Claims shall be subject to the Deductible and Cap (as set forth in clauses (y) and (z) of Section 12.2(a)) and such claims must be made within 24 months after the Closing Date;
          (iv) for a period of 12 months after Closing, any claims arising from breaches by the Company or any of its Subsidiaries of their obligations pursuant to the FCC’s rules and regulations for the safeguarding of customer proprietary network information, which breaches relate to the period preceding the Closing Date, up to a maximum of $500,000 in respect of such claims;
          (v) Title IV of ERISA solely as a result of the Company being a member of a “controlled group” (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) with Leucadia (or any of its Subsidiaries or Affiliates, other than the Company) at any time; and
          (vi) any fees or charges (or any interest or penalty thereon or relating thereto) imposed by the Company State Regulators or the FCC, including but not limited to universal service funding pursuant to 47 USC § 254 duties, which relate to the period preceding the Closing Date.
          (c) In the event the Buyer breaches any of the Buyer’s Representations or Buyer’s Perpetual Representations and provided that, as to any claim for breach of such Buyer’s Representations or Buyer’s Perpetual Representations, the Sellers’ Representative makes a written claim for indemnification against the Buyer within the survival period, if applicable, then the Buyer agrees to indemnify the Sellers and any of their Subsidiaries and, with respect to Section 12.2(d)(ii) below, any control person of the Company (as such term is defined in the Securities Act of 1933 as amended), their Affiliates and each of their officers, directors, employees, agents or representatives (collectively, the “Seller Indemnified Parties”) from and against all Damages that any Seller Indemnified Parties suffer resulting from or arising out of such event; provided, however, that the Buyer shall not have any obligation to indemnify any Seller Indemnified Parties from and against any Damages resulting from the breach of any Buyer’s Representations (as opposed to any covenant of the Buyer), other than Buyer’s Perpetual Representations (i) until the Seller Indemnified Parties have suffered aggregate Damages by reason of all such breaches in excess of the Deductible (after which point the Buyer will be obligated to indemnify Seller Indemnified Parties only to the extent of such excess) or (ii) notwithstanding anything to the contrary contained in this Agreement, to the extent the aggregate amount for which the Buyer has actually indemnified Seller Indemnified Parties with respect to prior breaches of Buyer’s Representations (other than Buyer’s Perpetual Representations or pursuant to Section 12.2(d) below) exceeds the Cap.
          (d) Without limiting the generality or effect of the foregoing, the Buyer shall indemnify, defend and hold harmless any Seller Indemnified Parties from and against any and all Damages resulting from or arising out of (i) any breach of the covenants of the Buyer contained in this Agreement or in any other Transaction Document and (ii) any liability arising from the Sellers’ obligations to assist the Buyer pursuant to Section 8.6 or otherwise related to the financing specified in the Financing Letter or any Substitute Financing, including, but not limited to, the Offering Materials, except to the extent such liability arises from a breach of Seller’s representations in this Agreement or information provided to the Buyer or Buyer Representative in writing by any of the Sellers specifically authorizing such information to be included in such Offering Material (in each case, which indemnification, defense and hold harmless shall not be subject to any of the limitations set forth in Section 12.2(c)).
          SECTION 12.3. Procedures for Indemnification. Other than as set forth in Section 10, if a party entitled to indemnification under this Section 12.3 (an “Indemnified Party”) asserts that a party obligated to indemnify it under this Section 12.3 (an “Indemnifying Party”) has become obligated to such Indemnified Party pursuant to Section 12.2, or if any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnifying Party may become obligated to an Indemnified Party hereunder, such Indemnified Party shall give written notice to the Indemnifying Party; provided, however, that the failure of the Indemnified Party to give prompt notice to the Indemnifying Party shall not release the Indemnifying Party of its indemnification obligations hereunder, except to the extent the Indemnifying Party shall have been materially prejudiced by such failure. The Indemnifying Party agrees to defend, contest or otherwise protect the Indemnified Party against any such suit, action, investigation, claim or proceeding at its sole cost and expense subject to the provisions of this Section 12.3. The Indemnifying Party shall have the sole power to direct and control the defense of any such suit, action, investigation, claim or proceeding. The Indemnified Party shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of the Indemnified Party’s choice; provided that the Indemnifying Party shall be responsible for the fees and expenses of one separate co-counsel for all Indemnified Parties to the extent the Indemnified Party is advised, in writing by its counsel, that either (x) the counsel the Indemnifying Party has selected has a conflict of interest with respect to the matter asserted which has not been waived by the relevant parties, or (y) there are legal defenses available to the Indemnified Party that are materially different from or additional to those available to the Indemnifying Party. The parties shall cooperate in the defense of any third party claim and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection with the provisions of this Section 12.3. Any activities undertaken by the Indemnified Party pursuant to the prior sentence will be at the sole expense of the Indemnifying Party. In the event of a failure of the Indemnified Party to provide cooperation as required under this Section 12.3, the Indemnifying Party’s obligation to indemnify the Indemnified Party shall be reduced to the extent of the Losses with respect to which the Indemnifying Party’s ability to defend against the action, investigation, claim or proceeding underlying such indemnification obligation has been prejudiced by such failure. The Indemnifying Party shall not compromise or settle any such suit, action, investigation, claim or proceeding without the consent of the Indemnified Party unless (z) such compromise or settlement is on exclusively monetary terms and shall be paid entirely by the Indemnifying Party (subject to the provisions of Section 12.2(a) and (ii) and 12.2(b)(iv) and 12.2(c), which shall be controlling) and the Indemnified Party receives an unconditional release in such compromise or settlement or (xx) the Indemnified Party shall have consented in writing to the terms of such compromise or settlement, which consent shall not be unreasonably withheld; provided, however, that if the Indemnified Party fails to consent thereto, the Indemnifying Party’s liability with respect to such matter shall not exceed the proposed settlement amount. If the Indemnifying Party fails timely to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding, the Indemnified Party shall have the right to do so, including, without limitation, the right to make any compromise or settlement thereof, and the Indemnified Party shall be entitled to recover the entire cost thereof from the Indemnifying Party subject to the provisions of this Sections 12.2(a), 12.2(b)(iii), (iv) and (vi) and 12.2(c), which shall be controlling, including, without limitation, reasonable attorneys’ fees, disbursements and amounts paid as the result of such suit, action, investigation, claim or proceeding.
          SECTION 12.4. Certain Additional Provisions Relating to Indemnification.
          (a) Exclusive Remedy. Except with respect to claims by or against Leucadia (in respect of those Sections specifically listed in the preamble to this Agreement) or the Sellers’ Representative (in its capacity as Sellers’ Representative), from and after the Closing Date the sole and exclusive remedy for any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty or any covenant or agreement in this Agreement, except for claims relating to fraud or for specific performance pursuant to Section 8.11 hereof, shall be indemnification in accordance with this Section 12. For the avoidance of doubt, the Sellers shall not be entitled to any indemnification rights against the Buyer or the Company as a result of any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty or any covenant or agreement of the Company in this Agreement.
          (b) Notwithstanding anything in this Agreement to the contrary, for purposes of this Section 12, in determining the amount of Damages arising as the result of a breach of a representation or warranty, no effect shall be given to any qualification as to materiality or Material Adverse Effect.

          (c) The Indemnification provided for in this Section 12 shall survive any investigation at any time made by or on behalf of the Buyer or any Seller, or any Knowledge or information that the Buyer or any Seller may have.
          (d) The Buyer shall seek to recover Damages first from the Additional General Claim Escrow Amount and upon depletion or release from escrow of such amount the Buyer may seek to recover Damages directly from the Indemnifying Party. With respect to any indemnifiable claim under this Section 12, the Buyer will timely submit all such claims to the Company’s applicable insurer and shall seek reimbursement and/or cost advance, whether all or in part, to the extent permitted by the applicable insurance policy and, if permitted under the applicable insurance policy, the Sellers shall be entitled to a right of subrogation with respect to the amount of any Damages paid to the Buyer which is determined to be covered by such insurer. The amount of any indemnification obligation pursuant to this Agreement shall be calculated net of any Tax benefits actually realized in the taxable year relating to such claim as a result of any events giving rise to such indemnification obligation.
          SECTION 12.5. Tax Treatment. The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.
SECTION 13. CONDITIONS TO CLOSING.
          SECTION 13.1. Conditions of the Parties’ Obligations to Effect the Closing. The respective obligations of the parties to this Agreement to effect the Closing shall be subject to the satisfaction or waiver by each of Buyer and Sellers’ Representative prior to the Closing of the following conditions:
               (a) no Governmental Entity (i) shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and that has the effect of making the Closing illegal or otherwise prohibiting consummation of the transactions contemplated by hereby or (ii) issued a temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect; provided that any party invoking this condition shall have used commercially reasonable efforts to have any such order, injunction or restraint vacated or removed; and
               (b) all Consents of Governmental Entities required to consummate the transactions contemplated hereby shall have been obtained, all such approvals shall remain in full force and effect, and no such approval or expiration shall contain any material conditions, limitations or restrictions.
          SECTION 13.2. Additional Conditions to Obligation of the Sellers to Effect the Closing. The obligations of the Sellers to effect the Closing shall be subject to the satisfaction or waiver by Sellers’ Representative on or prior to the Closing Date of the following conditions:
          (a) the Buyer shall have performed in all material respects its agreements, covenants or obligations under this Agreement;

          (b) the representations and warranties of the Buyer contained in this Agreement (read without any materiality or material adverse effect qualifications) shall be true and correct, as of the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties as are made as of another date, which shall be true and correct as of such date, except to the extent that such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on the Buyer’s obligations under this Agreement;
          (c) the Sellers shall have received from the Buyer a certificate, dated the Closing Date, duly executed by an executive officer of the Buyer, satisfactory in form to the Sellers, to the effect of paragraphs (a) and (b) of this Section 13.2;
          (d) the Sellers shall have received from the Buyer any Buyer Letters of Credit required to be issued pursuant to Section 9.7(b); and
          (e) the Sellers shall have received from the Buyer each of the documents or other deliveries referred to in Section 2.2(b).
          SECTION 13.3. Additional Conditions to Obligation of the Buyer to Effect the Closing. The obligations of the Buyer to effect the Closing shall be subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of the following conditions:
          (a) the Company and the Sellers shall have performed in all material respects their agreements, covenants or obligations under this Agreement;
          (b) the representations and warranties of the Sellers and the Company contained in this Agreement (read without any materiality or Material Adverse Effect qualifications) shall be true and correct, as of the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties as are made as of another date, which shall be true and correct as of such date, except to the extent that such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect;
          (c) the Buyer shall have received from each of the Sellers a certificate, dated as of the Closing Date, duly executed by each Seller, satisfactory in form to the Buyer, to the effect of paragraphs (a) and (b) of this Section 13.3;
          (d) from the date hereof, there shall not have been a Material Adverse Effect;
          (e) all of the conditions to the lenders’ obligations in respect of the financing contemplated by Section 9.6 shall have been satisfied or waived;
          (f) the Buyer shall have received from the Company the Historical Financial Statements;
          (g) all Consents set forth on Schedule 13.3(g) shall have been obtained; and

          (h) the Buyer shall have received from the applicable Seller each of the documents or other deliveries referred to in Section 2.2(a) (other than the FIRPTA Affidavit and the certificates required pursuant to Section 2.2(a)(v)).
SECTION 14. TERMINATION.
          SECTION 14.1. Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing:
          (a) By mutual consent of the Sellers’ Representative and the Buyer;
          (b) By the Buyer, if any Seller has breached any representation, warranty, covenant or agreement contained in this Agreement and has not cured such breach within ten Business Days after written notice to the Sellers (provided, that the Buyer is not then in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 13.1 or Section 13.3 hereof, as the case may be, will not be satisfied;
          (c) By the Sellers’ Representative if the Buyer has breached any representation, warranty, covenant or agreement contained in this Agreement and has not cured such breach within ten Business Days after written notice to the Buyer (provided, that the Sellers are not then in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 13.1 or Section 13.2 hereof, as the case may be, will not be satisfied;
          (d) By the Sellers’ Representative or the Buyer if: (i) there shall be a final, non-appealable Order preventing consummation of the transactions contemplated hereby; or (ii) there shall be any final action taken, or any statute, rale, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would make consummation of the transactions contemplated hereby illegal;
          (e) By the Sellers’ Representative or the Buyer if the Closing shall not have been consummated by December 26, 2006; provided that the Buyer or the Sellers’ Representative may extend such date by one (1) additional month if the condition set forth in Section 13.1(b) is the only condition remaining to be satisfied on such date (other than those conditions that are only capable of being satisfied on the Closing) and such party reasonably believes in good faith that such condition is likely to be satisfied within such additional one-month period; and provided further that the right to terminate this Agreement under this Section 14.1(e) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been both willful and the cause of, or resulted in, the failure of the Closing to occur on or before such date; or
          (f) By Sellers’ Representative if Substitute Financing is not obtained within twenty-five (25) days from the date of the event giving rise to the need for Substitute Financing.
          SECTION 14.2. Effect of Termination.

          (a) Except as provided in Section 14.2(b)(i) and (ii), in the event of the termination of this Agreement as provided in Section 14.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Seller or the Buyer, or their respective officers, directors, stockholders, partners, or other Persons under their control, except to the extent that such termination results from the willful breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement, and provided that the provisions of Sections 8.10, 9.5 ,12.2(d)(ii), 14 and 15 hereof shall remain in full force and effect and survive any termination of this Agreement.
          (b) If this Agreement is terminated:
          (i) (A) pursuant to Section 14.1(c) (but only if such termination is the result of an uncured breach of this Agreement by the Buyer which results in the inability of the Buyer to satisfy the condition set forth in Section 13.3(e), except as a result of the occurrence of a Force Majeure Event or the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b), except under such circumstances that the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b) was the result of actions taken at the express written direction of the Buyer); (B) Section 14.1(e) (but only if such termination is the result of the inability of the Buyer to satisfy the condition set forth in Section 13.3(e), except as a result of the occurrence of a Force Majeure Event or the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b), except under such circumstances that the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b) was the result of actions taken at the express written direction of the Buyer); or (C) Section 14.1(f) (but only if such termination is the result of the inability of the Buyer to obtain Substitute Financing, except as a result of the occurrence of a Force Majeure Event or the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b), except under such circumstances that the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b) was the result of actions taken at the express written direction of the Buyer), then the Buyer shall, within five Business Days of the date this Agreement is so terminated, pay to the Company by wire transfer of immediately available funds to such account(s) designated in writing by the Company the sum of $3,500,000 as liquidated damages (the “Termination Fee”), such Termination Fee representing the Company’s and the Sellers’ sole recourse (except as set forth in Section 14.2(a)) under this Agreement in respect of such termination;
          (ii) (A) pursuant to Section 14.1(c) (but only if such termination is the result of an uncured breach of this Agreement by the Buyer which results in the inability of the Buyer to satisfy the condition set forth in Section 13.3(e), as a result of a Force Majeure Event); (B) Section 14.1(e) (but only if such termination is the result of the inability of the Buyer to satisfy the condition set forth in Section 13.3(e), as a result of a Force Majeure Event); or (C) Section 14.1(f) (but only if such termination is the result of the inability of the Buyer to obtain Substitute Financing, as a result of a Force Majeure Event), then upon termination of this Agreement, 50% of the Termination Fee shall be payable (in the manner set forth in Section 14.2(b)(i)) to the Company;
          (iii) (A) pursuant to Section 14.1(c) (but only if such termination is the result of an uncured breach of this Agreement by the Buyer which results in the inability of the Buyer to satisfy the condition set forth in Section 13.3(e), as a result of the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b)); (B) Section 14.1(e) (but only if such termination is the result of the inability of the Buyer to satisfy the condition set forth in Section 13.3(e), as a result of the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b)); or (C) Section 14.1(f) (but only if such termination is the result of the inability of the Buyer to obtain Substitute Financing, as a result of the failure of the Company and the Sellers to satisfy Section 13.3(a) or Section 13.3(b)), then no Termination Fee shall be payable; or
          (iv) pursuant to Sections 14.1 (a), 14.1(b), 14.1(d) or under any other circumstances which are not specifically addressed in clause (i), (ii) or (iii) above, then no Termination Fee shall be payable.
SECTION 15. MISCELLANEOUS.
          SECTION 15.1. Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that (a) the Buyer may assign (in whole or in part) its rights or obligations hereunder, including with respect to the purchase of the Shares, to one or more of its wholly-owned direct or indirect subsidiaries and (b) the Buyer shall have the unrestricted right to assign this Agreement and/or to delegate all or any part of its obligations hereunder to any party providing financing in connection with the transactions contemplated hereby for collateral security purposes; provided, further, that no such assignment shall relieve the Buyer of any of its obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.
          SECTION 15.2. Governing Law, Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware, without giving effect to the conflict or choice of law rules thereof. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America sitting within the State of Delaware, and any appellate court thereof, in any action, suit or other proceeding. Each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above courts, that such action or suit is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper. Each of the parties hereto also agrees that any final and unappealable judgment against such party in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.
          SECTION 15.3. Expenses. All of the fees, expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby, including but not limited to legal and investment banking fees, expenses and costs, shall be paid by the party hereto incurring such fees, expenses and costs.

          SECTION 15.4. Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.
          SECTION 15.5. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and effective upon receipt. Any and all notices, requests, demands and other communications under this Agreement may be (i) served personally on the party to whom notice is to be given; (ii) sent via facsimile transmission to the facsimile number given below, and deemed received if telephonic confirmation of receipt is obtained promptly after completion of transmission; or (iii) delivered by Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service in any case marked for overnight delivery and deemed received on the Business Day after deposit (postage paid) with such courier service:

If to any Seller or the	c/o Leucadia National Corporation
Sellers’ Representative:	315 Park Avenue South
New York, New York 10010
Attn: Joseph S. Steinberg, President
Telecopy: (212) 598 4869

Copy to:	Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attn: Andrea A. Bernstein, Esq.
Telecopy: (212) 310-8007

If to the Buyer:	Broadview Networks Holdings, Inc.
800 Westchester Avenue
5th Floor — Suite N501
Rye Brook, NY 10573
Attn: General Counsel
Telecopy: (914) 742-5818

Copy to:	Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attn: Jeffrey R. Poss, Esq.
Telecopy: (212) 728-9536

And to:	MCG Capital Corporation
1100 Wilson Boulevard
Suite 3000
Arlington, VA 22209
Attn: Samuel G. Rubenstein, General Counsel
Telecopy: (703) 247-7545
          Any party may change its address for the purpose of this Section 15.5 by giving the other parties written notice of its new address in the manner set forth above.
          SECTION 15.6. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS PROVIDED FOR HEREBY.
          SECTION 15.7. Amendments; Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be, nor construed as, a further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.
          SECTION 15.8. Public Announcements. The parties agree that after the signing of this Agreement, the Sellers shall not, and the Sellers’ Representative shall not permit the Company or its Subsidiaries to, and the Buyer shall not, make any press release or public announcement concerning the transaction contemplated hereby without the prior written approval of the other parties, unless a press release or public announcement is required by applicable law, regulation or requirement of any securities exchange. Before a party makes any such announcement or other disclosure required by law, regulation or requirement of any securities exchange, such party agrees to give the other parties prior notice and an opportunity to comment on the proposed disclosure.
          SECTION 15.9. Entire Agreement. The Transaction Documents and the Non-Disclosure Agreement contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement, as fully as though completely set forth herein.

          SECTION 15.10. Parties in Interest. Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third persons to the Sellers or the Buyer. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Sellers or the Buyer.
          SECTION 15.11. Scheduled Disclosures; Supplementation and Amendment of Scheduled Disclosure.
          (a) Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Disclosure of any matter, fact or circumstance in a Schedule to this Agreement shall be deemed to be disclosure thereof for purposes of any other Schedule hereto, but only to the extent that such disclosure is set forth in sufficient detail so that the relevance of such disclosure to each other Schedule is manifest or obvious from a reading of the Schedules as a whole to such other Schedule is readily apparent on the face of such disclosure. The Company and the Sellers may, at their option, include in the Schedules items that are not material in order to avoid any misunderstanding, any disclosure on a Schedule to this Agreement of any contract, document, liability, default, breach, violation, limitation, impediment or other matter, although, in each case, the provision for such disclosure may require such disclosure only if such contract, document, liability, default, breach, violation, limitation, impediment or other matter be “material,” shall not be construed against any party to this Agreement as an assertion by such party that any such item, contract, document, liability, default, breach, violation, limitation, impediment or other matter is, in fact, material or to establish any standard of materiality or to define further the meaning of any provision of the agreement to which such Schedule pertains.
          (b) From time to time prior to the Closing, the Company shall have the right to supplement or amend the Schedules with respect to any matter hereafter arising or discovered after the delivery of the Schedules pursuant to this Agreement; it being understood, however, that no such supplement or amendment shall have any effect on the satisfaction of the condition to closing set forth in this Agreement or on the Buyer’s indemnification rights pursuant to the terms of this Agreement or otherwise, including pursuant to Article X and Article XII hereof.
          SECTION 15.12. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
          SECTION 15.13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.
          SECTION 15.14. Interpretation.
          (a) The parties acknowledge and agree that, except as specifically provided herein, they may pursue judicial remedies at law or equity in the event of a dispute with respect to the interpretation or construction of this Agreement.

          (b) For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. “$” shall mean the lawful currency of the United States of America. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All terms defined herein in the singular shall have the same meaning when used in the plural; all terms defined herein in the plural shall have the same meaning when used in the singular.
          SECTION 15.15. Leucadia Contribution.
          (a) Leucadia hereby represents and warrants to the Buyer, as of the date hereof and as of the Closing Date, that (i) LUK LLC is a wholly owned subsidiary of Leucadia and was formed solely for the purpose of holding Shares, (ii) other than in respect of the Company, LUK LLC owns no equity, debt or similar interest in any other Person and (iii) LUK LLC has not engaged in any activities, owned any assets or been subject to any liabilities, except in the case of clauses (ii) and (iii), in connection with its ownership of Shares.
          (b) Leucadia hereby covenants and agrees, for the benefit of the Buyer, that it (i) will make, at any time, from time to time and without delay (and, in any event, within five Business Days of any unwritten demand by the Buyer), capital contributions to LUK LLC in such amounts as may be necessary for LUK LLC to satisfy any of its obligations under any of the Transaction Documents (including without limitation any indemnification obligations pursuant to Section 12 of this Agreement), (ii) except if Leucadia assumes all of the continuing obligations of LUK LLC pursuant to the Transaction Documents, for so long as LUK LLC has any continuing obligations under any of the Transaction Documents, will cause LUK LLC, (w) to maintain its corporate existence, (x) to not engage in any activities, own any assets or become subject to any liabilities, except in connection with its ownership of Shares or in connection with the transactions contemplated by this Agreement, (y) to remain solvent and (z) not to file a petition for bankruptcy or other form of liquidation or receivership and (iii) will reimburse Buyer for any Damages relating to the enforcement of this Section 15.15; provided, however that (A) LUK LLC may be merged into another entity if that surviving entity assumes all obligations of LUK LLC under this Agreement and Leucadia acknowledges in writing that it will comply with this Section 15.15 with respect to the second entity, or (B) subject to the prior written consent of the Buyer (not to be unreasonably withheld) the ownership of LUK LLC may be transferred to another entity (whether within or outside the Leucadia group) in circumstances where obligations under this Section 15.15 are assumed by a then parent entity of LUK LLC who will agree to be bound by the terms of this Section 15.15 as if it was Leucadia.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:

ATX COMMUNICATIONS, INC.

By:	/s/ David Larson

	Name:	David Larson
	Title:	President

SELLERS:

LUK-CLEC, LLC (in its capacity as a Seller and as Sellers’ Representative)

By:	/s/ Joseph A. Orlando

	Name:	Joseph A. Orlando
	Title:	Vice President

/s/ Thomas J. Gravina

Thomas J. Gravina

/s/ Michael A. Peterson

Michael A. Peterson
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

/s/ Jeff Coursen

Jeff Coursen

/s/ Tim Allen

Tim Allen

/s/ Guy Fardone

Guy Fardone

/s/ Joseph Nacchio

Joseph Nacchio

BUYER:

BROADVIEW NETWORKS HOLDINGS, INC.

By:	/s/ Michael K. Robinson

	Name:	Michael K. Robinson
	Title:	Chief Executive Officer
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

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Solely for the purposes of Sections 8.4, 8.9, 9.7, 9.9, 10.1, 10.6 and 15.15

LEUCADIA:

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando

	Name:	JOSEPH A. ORLANDO
	Title:	VP.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

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